SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Ambev S.A.

Interim consolidated

financial statements at
March 31, 2023
and report on review

Report on review of interim
consolidated financial statements

To the Board of Directors and Shareholders

Ambev S.A.

Introduction

We have reviewed the accompanying interim consolidated balance sheet of Ambev S.A. and its subsidiaries ("Company") as at March 31, 2023 and the related interim consolidated income statement, comprehensive income, changes in equity and cash flows for the quarter then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the accounting standard International Accounting Standard (IAS) 34 - "Interim Financial Reporting", of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Standards on Reviews of Interim Financial Information (ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements referred to above do not present fairly, in all material respects, the financial position of Ambev S.A. and its subsidiaries as at March 31, 2023, and the consolidated financial performance and cash flows for the quarter then ended, in accordance with IAS 34.

São Paulo, May 17, 2023

PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5	Alessandro Marchesino de Oliveira Contador CRC 1SP265450/O-8

2

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16[o] São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000, www.pwc.com.br

AMBEV S.A.

CONTENTS

INTERIM CONSOLIDATED BALANCE SHEET	2
INTERIM CONSOLIDATED INCOME STATEMENT	4
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	5
INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	6
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS	8
1. CORPORATE INFORMATION	9
2. STATEMENT OF COMPLIANCE	10
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	11
4. USE OF ESTIMATES AND JUDGMENTS	12
5. CASH AND CASH EQUIVALENTS	14
6. INVESTMENT SECURITIES	14
7. INVENTORY	14
8. RECOVERABLE INDIRECT TAXES	15
9. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION	15
10. PROPERTY, PLANT AND EQUIPMENT	18
11. GOODWILL	21
12. TRADE PAYABLES	22
13. INTEREST-BEARING LOANS AND BORROWINGS	22
14. PROVISIONS	24
15. CHANGES IN EQUITY	26
16. SEGMENT REPORTING	31
17. NET SALES	33
18. OTHER OPERATING INCOME/(EXPENSES)	34
19. EXCEPTIONAL ITEMS	34
20. FINANCE EXPENSES AND INCOME	35
21. INCOME TAX AND SOCIAL CONTRIBUTION	36
22. SHARE-BASED PAYMENTS	37
23. FINANCIAL INSTRUMENTS AND RISKS	40
24. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS	54
25. CONTINGENCIES	55
26. RELATED PARTIES	58
27. EVENTS AFTER THE REPORTING PERIOD	62

AMBEV S.A.

INTERIM CONSOLIDATED BALANCE SHEET

All amounts in thousands of Brazilian Reais unless otherwise stated

Assets	Note	03/31/2023	12/31/2022

Cash and cash equivalents	5	12,214,086	14,926,435
Investment securities	6	365,284	454,497
Trade receivables		5,046,681	5,349,105
Derivative financial instruments	23	351,951	272,301
Inventories	7	13,030,878	12,923,025
Income tax and social contributions recoverable		1,905,477	1,808,661
Recoverable indirect taxes (i)	8	1,144,166	1,044,814
Other assets		1,320,164	1,037,873
Current assets		35,378,687	37,816,711

Investment securities	6	250,633	219,055
Derivative financial instruments	23	47	1,531
Income tax and social contributions recoverable		4,453,321	4,607,486
Recoverable indirect taxes (i)	8	6,663,469	6,708,773
Deferred tax assets	9	7,213,641	6,438,835
Other assets		1,887,760	1,905,194
Employee benefits		55,623	56,582
Long term assets		20,524,494	19,937,456

Investments in joint ventures		338,198	331,939
Property, plant and equipment	10	29,790,563	30,055,690
Intangible		9,250,418	9,222,249
Goodwill	11	40,184,362	40,594,038

Non-current assets		100,088,035	100,141,372

Total assets		135,466,722	137,958,083

(i) From the first quarter of 2023, the nomenclature “Recoverable Taxes” was changed to “Recoverable Indirect Taxes”.

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED BALANCE SHEET (CONTINUED)

All amounts in thousands of Brazilian Reais unless otherwise stated

Equity and liabilities	Note	03/31/2023	12/31/2022

Trade payables	12	21,623,085	24,328,529
Derivative financial instruments	23	1,136,633	729,424
Interest-bearing loans and borrowings	13	1,138,029	982,569
Bank overdrafts	5	157,093	74,343
Wages and salaries		1,773,595	2,335,826
Dividends and interest on shareholders’ equity payable		1,442,711	1,464,812
Income tax and social contribution payable		1,212,448	1,118,614
Taxes and contributions payable		3,448,301	5,812,872
Put option granted on subsidiaries and other liabilities		3,518,212	3,512,822
Provisions	14	182,270	180,727
Current liabilities		35,632,377	40,540,538

Trade payables	12	479,040	509,427
Derivative financial instruments	23	4,198	-
Interest-bearing loans and borrowings	13	2,651,322	2,788,137
Deferred tax liabilities	9	3,759,787	3,725,692
Income tax and social contribution payable		1,573,816	1,598,626
Taxes and contributions payable		465,455	670,974
Put option granted on subsidiaries and other liabilities		1,680,118	1,896,758
Provisions	14	731,816	738,982
Employee benefits		2,051,926	2,161,122
Non-current liabilities		13,397,478	14,089,718

Total liabilities		49,029,855	54,630,256

Equity	15
Issued capital		58,177,929	58,130,517
Reserves		92,312,687	92,246,594
Carrying value adjustments		(70,460,500)	(68,421,478)
Retained earnings/(losses)		4,969,475	-
Equity attributable to the equity holders of Ambev		84,999,591	81,955,633
Non-controlling interests		1,437,276	1,372,194
Total equity		86,436,867	83,327,827

Total equity and liabilities		135,466,722	137,958,083

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED INCOME STATEMENT

For the period ended March 31

All amounts in thousands of Brazilian Reais unless otherwise stated

	Note	2023	2022

Net sales	17	20,531,743	18,439,152
Cost of sales		(10,131,684)	(9,414,486)
Gross profit		10,400,059	9,024,666

Distribution expenses		(2,916,696)	(2,529,019)
Sales and marketing expenses		(1,741,300)	(1,516,976)
Administrative expenses		(1,305,552)	(1,173,436)
Other operating income/(expenses), net	18	481,076	386,722
Exceptional items	19	(27,889)	(27,226)
Income from operations		4,889,698	4,164,731

Finance expenses	20	(1,732,166)	(1,623,093)
Finance income	20	734,304	1,026,380
Net finance result		(997,862)	(596,713)

Share of results of joint ventures		(14,172)	(2,404)
Income before income tax		3,877,664	3,565,614

Income tax expense	21	(58,415)	(36,776)
Net income		3,819,249	3,528,838

Attributable to:
Equity holders of Ambev		3,699,575	3,412,772
Non-controlling interest		119,674	116,066

Basic earnings per share – common – R$		0.2350	0.2168
Diluted earnings per share – common – R$		0.2335	0.2153

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the period ended March 31

All amounts in thousands of Brazilian Reais unless otherwise stated

	2023	2022

Net income	3,819,249	3,528,838

Items that may be subsequently reclassified to profit or loss:
Exchange differences on the translation of foreign operations (gains/(losses))
Investment hedge – put option granted on subsidiaries	65,667	311,179
Gains/losses on translation of other foreign operations	(2,027,761)	(7,309,774)
Gains/losses on translation of foreign operations	(1,962,094)	(6,998,595)

Cash flow hedge – gains/(losses)
Recognized in equity (Hedge reserve)	(12,952)	(685,748)
Reclassified from equity (Hedge reserve) and included in profit or loss	(93,916)	(429,423)
Total cash flow hedge	(106,868)	(1,115,171)

Items that will not be reclassified to profit or loss:
Recognition of actuarial gains/(losses)	4,616	1,226

Other comprehensive (loss)/income	(2,064,346)	(8,112,540)

Total comprehensive (loss)/income	1,754,903	(4,583,702)

Attributable to:
Equity holders of Ambev	1,655,897	(4,496,599)
Non-controlling interest	99,006	(87,103)

The accompanying notes are an integral part of these interim consolidated financial statements. The consolidated statement of comprehensive income is presented net of income tax. The income tax effects of these items are disclosed in Note 9 – Deferred income tax and social contribution.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the period ended March 31

All amounts in thousands of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Issued capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2022	58,042,464	55,187,188	31,191,640	-	(61,778,261)	82,643,031	1,374,586	84,017,617

Net Income	-	-	-	3,412,772	-	3,412,772	116,066	3,528,838

Comprehensive income:
Gains/(losses) on the translation of foreign operations	-		-	-	(6,793,284)	(6,793,284)	(205,311)	(6,998,595)
Cash flow hedges	-		-	-	(1,117,137)	(1,117,137)	1,966	(1,115,171)
Actuarial gains/(losses)	-		-	-	1,050	1,050	176	1,226
Total comprehensive income	-	-	-	3,412,772	(7,909,371)	(4,496,599)	(87,103)	(4,583,702)
Capital increase (Note 15)	88,053	(64,289)	-	-	-	23,764	-	23,764
Effect of application of IAS 29 (hyperinflation)	-	-	-	723,880	-	723,880	2,081	725,961
Gains/(losses) of controlling interest	-	-	-	-	(2,259)	(2,259)	(110)	(2,369)
Dividends paid	-	-	-	-	-	-	(16,111)	(16,111)
Purchases of shares, results from treasury shares and share-based payments	-	31,281	-	-	-	31,281	-	31,281
At March 31, 2022	58,130,517	55,154,180	31,191,640	4,136,652	(69,689,891)	78,923,098	1,273,343	80,196,441

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the period ended March 31

All amounts in thousands of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Issued capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2023	58,130,517	55,339,694	36,906,900	-	(68,421,478)	81,955,633	1,372,194	83,327,827

Net Income	-	-	-	3,699,575	-	3,699,575	119,674	3,819,249

Comprehensive income:
Gains/(losses) on the translation of foreign operations	-		-	-	(1,941,515)	(1,941,515)	(20,579)	(1,962,094)
Cash flow hedges	-		-	-	(106,869)	(106,869)	1	(106,868)
Actuarial gains/(losses)	-		-	-	4,706	4,706	(90)	4,616
Total comprehensive income	-	-	-	3,699,575	(2,043,678)	1,655,897	99,006	1,754,903
Capital increase (Note 15)	47,412	(32,869)	-	-	-	14,543	-	14,543
Effect of application of IAS 29 (hyperinflation)	-	-	-	1,269,900	-	1,269,900	3,115	1,273,015
Options granted on subsidiaries	-	-	-	-	4,700	4,700	-	4,700
Gains/(losses) of controlling interest	-	-	-	-	(44)	(44)	-	(44)
Dividends paid	-	-	-	-	-	-	(37,039)	(37,039)
Purchases of shares, results from treasury shares and share-based payments	-	98,962	-	-	-	98,962	-	98,962
At March 31, 2023	58,177,929	55,405,787	36,906,900	4,969,475	(70,460,500)	84,999,591	1,437,276	86,436,867

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

For the period ended March 31

All amounts in thousands of Brazilian Reais unless otherwise stated

	Note	2023	2022

Net income		3,819,249	3,528,838
Depreciation, amortization and impairment		1,526,837	1,330,963
Impairment losses on receivables and inventory		109,423	72,104
Additions/(reversals) in provisions and employee benefits		24,013	10,438
Net finance costs	20	997,862	596,713
Losses/(gains) on sale of property, plant and equipment and intangible assets		(28,077)	(33,423)
Equity-settled share-based payment expenses	22	77,166	77,929
Income tax expense	21	58,415	36,776
Share of result of joint ventures		14,172	2,404
Hedge operations results	23	(104,828)	(355,736)
Other non-cash items included in profit		-	(14,873)
Cash flow from operating activities before changes in working capital and use of provisions		6,494,232	5,252,133

(Increase)/decrease in trade and other receivables		(256,344)	857,142
(Increase)/decrease in inventories		(496,438)	(1,252,106)
Increase/(decrease) in trade and other payables		(4,092,002)	(2,637,607)
Cash generated from operations		1,649,448	2,219,562

Interest paid		(140,669)	(76,241)
Interest received		163,908	119,532
Dividends received		4,949	2,098
Income tax paid		(2,253,903)	(1,745,195)
Cash flow from operating activities		(576,267)	519,756

Proceeds from sales of property, plant and equipment and intangible assets		23,830	37,271
Acquisitions of property, plant and equipment and intangible assets		(1,152,953)	(888,537)
Acquisitions of subsidiaries, net of cash acquired		-	(2,376)
Acquisitions of other investments		(6,519)	-
Investments in short-term debt securities and net proceeds/(acquisitions) of debt securities		54,915	546,444
Cash flow from investing activities		(1,080,727)	(307,198)

Capital increase		14,543	23,764
Proceeds/(repurchases) of treasury shares		(4,851)	(7,791)
Proceeds from borrowings		45,448	58,976
Repayment of borrowings		(77,233)	(46,359)
Cash net of finance costs other than interests		(727,330)	(2,560,803)
Payment of lease liabilities		(228,732)	(165,401)
Dividends and interest on shareholders’ equity paid		(38,175)	(22,006)
Cash flow from financing activities		(1,016,330)	(2,719,620)

Net increase/(decrease) in cash and cash equivalents		(2,673,324)	(2,507,062)
Cash and cash equivalents less bank overdrafts at the beginning of the year		14,852,092	16,597,184
Effect of exchange rate fluctuations on cash and cash equivalents		(121,775)	(1,293,663)
Cash and cash equivalents less bank overdrafts at the end of the year		12,056,993	12,796,459

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated
1.	CORPORATE INFORMATION

(a)	Description of business

Ambev S.A. (referred to as the “Company” or “Ambev”) together with its subsidiaries (the “Group” or “Consolidated”), headquartered in São Paulo – SP, Brazil, has as its purpose, either directly or through participation in other companies, the production and sale of beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, as well as the advertising of its own and of third-party products; the sale of promotional and advertising materials; and the direct or indirect exploitation of bars, restaurants, snack bars and similar establishments, among others.

The Company’s shares and American Depositary Receipts (“ADRs”) are listed on the Brasil, Bolsa, Balcão S.A. (“B3”) under the ticker “ABEV3” and on the New York Stock Exchange (“NYSE”) under the ticker “ABEV”, respectively.

The Company’s direct controlling shareholders are Interbrew International B.V. (“ITW International”) and AmBrew S.à.r.l (“Ambrew”), both of which are subsidiaries of Anheuser-Busch InBev N.V. (“AB InBev”).

The interim financial statements were approved, in their final form, by the Board of Directors on May 03, 2023.

(b)	Major corporate events in 2023 and 2022

Tax Credits - 2022

After the decision of the Federal Supreme Court (“STF”) in the judgment of RE 574.706/PR, rendered in 2017 and ratified in May 2021, which declared the unconstitutionality of the inclusion of the ICMS in the taxable base of PIS and COFINS, the General Attorney’s Office (“PGFN”), with binding effects, ruled on the content and effects of this decision. The PGFN normative (PGFN Opinion 14,483/2021) presented its understanding of the limits of the judgment and equated the procedures that must be observed by the Tax Administration in relation to the matter, especially with regard to issues related to the ICMS to be excluded from the taxable base of PIS and COFINS, temporal aspects regarding the applicability of the STF understanding (modulation of effects) and the impacts of said exclusion on the credits recorded by the purchasers upon acquisitions.

In view of the pacification and the binding understanding of the subject by the PGFN, the Company concluded in the second trimester of 2022 analysis that allowed an accounting recognition of R$1.2 billion at the same period, regarding the tax credit of the exclusion of the ICMS in the taxable base of PIS and COFINS in subsidiaries operations.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Renegotiation of Tenedora’s shareholders agreement

The Company and E. León Jimenes, S.A. (“ELJ”), as the shareholders of Tenedora CND, S.A. (“Tenedora”), a holding company headquartered in the Dominican Republic, the owner of almost the entire share capital of Cervecería Nacional Dominicana, S.A., on July 2, 2020, signed the second amendment to Tenedora’s Shareholders Agreement (the “Shareholders Agreement”), extending their partnership in the country and postponing the terms of the put and call options defined in the original Agreement. ELJ is currently the owner of 15% of Tenedora’s shares, and its put option is now divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable starting in 2026. The Company, on the other hand, has a call option over the Tranche A shares exercisable starting in 2021 and over the Tranche B shares to be exercised starting in 2029. At March 31, 2023, there were no exercises for these options. The details of the assumptions used for these options are described in Note 23 (Item IV (d)).

2.	STATEMENT OF COMPLIANCE

The consolidated interim financial statements have been prepared using the going-concern accounting basis and are being presented in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2022. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full filing:

(a)	Summary of significant accounting policies (Note 3);
(b)	Trade receivables (Note 20);
(c)	Intangibles (Note 15);
(d)	Goodwill (Note 14);
(e)	Interest-bearing loans and borrowings (Note 23);
(f)	Employee benefits (Note 24);
(g)	Changes in equity (Note 22);

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated
(h)	Additional information on operating expenses by nature (Note 10);
(i)	Payroll and related benefits (Note 9);
(j)	Contingencies (Note 30);
(k)	Group companies (Note 32); and
(l)	Insurance (Note 33).

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in the accounting policies and calculation methods used for the interim financial statements as at March 31, 2023 compared to those presented in the financial statements for the years ended December 31, 2022.

(a)	Basis of preparation and measurement

The interim financial statements are presented in thousands of Brazilian Reais (“R$”), unless otherwise indicated, rounded to the nearest thousand. The measurement basis used in preparing the interim financial statements is the historical cost, net realizable value, fair value or recoverable amount.

(b)	Recently issued IFRS

The revised standards and new standards, which became effective in 2023 are not applicable or did not have any material impact for the Company for the preparation of these consolidated financial statements.

Other Standards, Interpretations and Amendments to Standards

There are no other Standards, Interpretations and/or Amendments to Standards that are not in force and that the Company expects to have a material impact resulting from their application in the interim consolidated financial statements on the entity in the current or future reporting periods, or on foreseeable future transactions.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

(c)	Foreign currency conversion

Exchange rates

The main exchange rates used in the preparation of the Company’s interim financial statements are as follows:

			Closing rate		Average rate
Currency	Name	Country	03/31/2023	12/31/2022	03/31/2023	03/31/2022

CAD	Canadian Dollar	Canada	3.7490	3.8540	3.8259	4.2043
DOP	Dominican Peso	Dominican Republic	0.0921	0.0925	0.0920	0.0944
USD	US Dollar	Panamá and Cuba	5.0804	5.2177	5.1736	5.3549
GTQ	Quetzal	Guatemala	0.6533	0.6623	0.6603	0.6915
ARS	Argentinean Peso	Argentina	0.0243	0.0295	0.0277	0.0511
BOB	Bolivian Peso	Bolivia	0.7299	0.7497	0.7433	0.7694
PYG	Guarani	Paraguay	0.0007	0.0007	0.0007	0.0008
UYU	Uruguayan Peso	Uruguay	0.1315	0.1302	0.1320	0.1224
CLP	Chilean Peso	Chile	0.0064	0.0061	0.0062	0.0065
BBD	Barbadian Dollar	Barbados	2.5044	2.5721	2.5504	2.6397

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of interim financial statements in compliance with IFRS requires Management to make use of judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision-making regarding judgments relating to the carrying amounts of assets and liabilities that are not readily evident from other sources. The actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period during which they are realized, or future periods.

Although each significant accounting policy reflects judgments, assessments or estimates, the Company believes that the following accounting practices reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) predecessor basis of accounting;

(ii) business combinations;

(iii) joint arrangements;

(iv) accounting and financial reporting in hyperinflationary economies;

(v) current and deferred tax;

(vi) leases;

(vii) assets and liabilities recognition related to extemporaneous tax credits and debits;

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

(viii) employee benefits;

(ix) share-based payments;

(x) provisions and contingent liabilities, including tax contingencies;

(xi) measurement of financial instruments, including derivatives;

(xii) impairment and

(xiii) tax incentives and subsidized loans.

The fair values of acquired identifiable intangibles with indefinite useful lives are based on an assessment of future cash flow. Impairment analyses of goodwill and intangible assets with indefinite useful lives are performed at least annually, or whenever a triggering event occurs, to determine whether the carrying value exceeds the recoverable amount.

The Company uses its judgment to choose between a variety of methods including the net fair value of expenses approach and option valuation models and makes assumptions about the fair value of financial instruments mainly based on the market conditions at each balance sheet date.

Actuarial assumptions regarding future events are used for the calculation of projected pension and other long-term employee benefit expenses and liabilities. These factors include assumptions regarding interest rates, rates of increase in healthcare costs, rates of future compensation increases, turnover rates, and life expectancy. Such estimates are reviewed annually by independent actuaries.

The Company is subject to income tax in numerous jurisdictions. Significant judgment is required to determine the Company’s worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. The Company and some of its subsidiaries are involved in tax audits, usually in relation to prior years. These audits are ongoing in various jurisdictions as at the balance sheet date, and, by their nature, can take a considerable time to complete.

To measure the amounts of extemporaneous tax credits arising from lawsuits, the Company evaluates the documents for the period covered by the lawsuit, and applies the guidelines for the final decision, applicable legislation or other elements that enable the amount to be estimated with sufficient reliability.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

5.	CASH AND CASH EQUIVALENTS

	03/31/2023	12/31/2022

Cash	172,756	280,850
Current bank accounts	5,372,234	5,990,271
Short-term bank deposits (i)	6,669,096	8,655,314
Cash and cash equivalents	12,214,086	14,926,435

Bank overdrafts	(157,093)	(74,343)
Cash and cash equivalents less bank overdraft	12,056,993	14,852,092

(i) The balance refers mostly to Bank Deposit Certificates (“CDBs”), of high liquidity, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

The cash and cash equivalents balance include the amount of R$3,324 million as at March 31, 2023 (R$3,083 million in 2022), which is not freely transferable to the parent company due to remittance restrictions in Cuba and Argentina.

6.	INVESTMENT SECURITIES

	03/31/2023	12/31/2022

Financial assets at fair value through profit or loss	365,284	454,497
Current investment securities	365,284	454,497

Investment on debt securities (i)	250,633	219,055
Non-current investment securities	250,633	219,055

Total	615,917	673,552

(i) The balance refers substantially to financial investments linked to tax incentives that do not have immediate convertibility into a known amount of cash.

7.	INVENTORY

	03/31/2023	12/31/2022

Finished goods	4,164,975	4,094,014
Work in progress	906,334	845,661
Raw materials and consumables	6,736,788	6,798,273
Spare parts and others	993,968	986,925
Prepayments	360,187	358,325
Impairment losses	(131,374)	(160,173)
	13,030,878	12,923,025

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

The changes in impairment losses on inventory are as follows:

At December 31, 2021	(157,774)
Effects of movements in foreign exchange in the balance sheet	17,818
Provisions	(305,789)
Write-off	285,572
At December 31, 2022	(160,173)
Effects of movements in foreign exchange in the balance sheet	2,214
Provisions	(76,428)
Write-off	103,013
At March 31, 2023	(131,374)

8.	RECOVERABLE INDIRECT TAXES
	03/31/2023	12/31/2022
PIS/COFINS exclusion of ICMS (i)	292,869	73,451
PIS/COFINS	184,074	242,665
ICMS	492,899	542,195
IPI	129,638	131,022
Other	44,686	55,481
Current	1,144,166	1,044,814

PIS/COFINS exclusion of ICMS (i)	5,885,754	5,992,800
ICMS	433,389	423,158
Other	344,326	292,815
Non-current	6,663,469	6,708,773

Total	7,807,635	7,753,587

(i) As detailed in Note 25 – Contingencies, the Company recognized PIS and COFINS credits arising from the exclusion of ICMS from the calculation basis. The corresponding entry for recognition is recorded in the item Recoverable PIS/COFINS – exclusion of ICMS, according to the table above.

From the first quarter of 2023, the nomenclature “Recoverable Taxes” was changed to “Recoverable Indirect Taxes”.

9.	DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on temporary differences between the tax bases of these taxes and the accounting calculations of the Company, which include tax losses. The tax rates in Brazil, which are expected to be applicable upon the realization of the deferred taxes, are 25% for income tax and 9% for social contribution. For other regions in which the Company operates, the expected nominal rates are as follows:

Central America and the Caribbean	from 15% to 27%
Latin America – South (i)	from 10% to 35%
Canada	26.5%
Luxembourg	from 11.7% to 24.94%

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Deferred tax assets are recognized to the extent that it is probable that future taxable profits are probable, which may be offset against recorded temporary differences at March 31, 2023.

The details of the amount of deferred income tax and social contribution by type of temporary difference are as follows:

	03/31/2023			12/31/2022
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	7,731	-	7,731	7,521	-	7,521
Intangible	-	(1,682,325)	(1,682,325)	-	(1,690,219)	(1,690,219)
Employee benefits	754,101	-	754,101	951,213	-	951,213
Trade payables	3,054,914	(2,704)	3,052,210	3,232,776	(2,884)	3,229,892
Trade receivables	43,374	(3,062)	40,312	38,620	(3,802)	34,818
Derivatives	55,490	(61,851)	(6,361)	95,130	(44,806)	50,324
Interest-bearing loans and borrowings	519	(737)	(218)	490	(893)	(403)
Inventories	421,201	(139,159)	282,042	413,856	(139,281)	274,575
Property, plant and equipment	883,198	(2,162,905)	(1,279,707)	899,531	(2,177,094)	(1,277,563)
Withholding tax on undistributed profits and royalties	-	(1,829,023)	(1,829,023)	-	(1,877,574)	(1,877,574)
Investments in joint ventures	-	(421,589)	(421,589)	-	(421,589)	(421,589)
Interest on shareholders’ equity	856,682	-	856,682	-	-	-
Losses carried forward	2,867,281	-	2,867,281	2,660,683	-	2,660,683
Provisions	808,235	-	808,235	819,288	-	819,288
Complement of income tax of foreign subsidiaries due in Brazil	-	(20,850)	(20,850)	-	-	-
Impact of the adoption of IFRS 16 (Leases)	35,652	(14,502)	21,150	35,061	(11,371)	23,690
ICMS on the assessment bases of PIS/COFINS	-	(168,232)	(168,232)	-	(168,232)	(168,232)
Other items	319,586	(147,171)	172,415	260,861	(164,142)	96,719
Gross deferred tax assets/(liabilities)	10,107,964	(6,654,110)	3,453,854	9,415,030	(6,701,887)	2,713,143
Netting by taxable entity	(2,894,323)	2,894,323	-	(2,976,195)	2,976,195	-
Net deferred tax assets/(liabilities)	7,213,641	(3,759,787)	3,453,854	6,438,835	(3,725,692)	2,713,143

The Company only reclassifies the balances of deferred income tax and social contribution assets against liabilities to a net presentation basis when the applicable compensation criteria are met.

The critical estimates of Ambev’s Management, as well the main contingent liabilities related to uncertainty about the tax treatment of income, are disclosed in Notes 4 and 25, respectively.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

As at March 31, 2023 the deferred tax assets and liabilities related to combined tax losses which are expected to be utilized or settled using temporary differences, as follows:

	03/31/2023
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	7,731	7,731
Intangible	(1,326)	(1,680,999)	(1,682,325)
Employee benefits	82,925	671,176	754,101
Trade payables	(217,719)	3,269,929	3,052,210
Trade receivables	30,454	9,858	40,312
Derivatives	(119,439)	113,078	(6,361)
Interest-bearing loans and borrowings	(477)	259	(218)
Inventories	411,694	(129,652)	282,042
Property, plant and equipment	51,981	(1,331,688)	(1,279,707)
Withholding tax on undistributed profits and royalties	(103,164)	(1,725,859)	(1,829,023)
Investments in joint ventures	-	(421,589)	(421,589)
Interest on shareholders’ equity	856,682	-	856,682
Provisions	444,962	363,273	808,235
Complement of income tax of foreign subsidiaries due in Brazil	(20,850)	-	(20,850)
Impact of the adoption of IFRS 16 (Leases)	-	21,150	21,150
ICMS on the assessment bases of PIS/COFINS	-	(168,232)	(168,232)
Other items	110,209	62,206	172,415
Total	1,525,932	(939,359)	586,573

The majority of tax losses and negative social contribution bases on which deferred income tax and social contribution were calculated do not have a statute of limitations. The use of credits related to tax losses is based on the projected future existence of taxable profits, limited to 30% of taxable income for the year, according to the actual figures for prior years, and the projections of the Company’s business in the economies in which they are located, and thus is in compliance with the applicable fiscal and accounting rules.

Deferred tax related to tax losses	03/31/2023
2023	281,599
2024	160,427
2025	102,396
2026	106,593
2027	1,146,708
2028 to 2030	866,787
2031 to 2032 (i)	202,771
Total	2,867,281

(i) There is no expectation of realization beyond a term of ten years.

As of March 31, 2023, besides the tax credits related to tax losses effectively recognized in the amounts disclosed above, other tax credits related to accumulated tax losses in the amount of R$658,741 (R$875,267 in 2022) - which are equivalent, in value basis, to R$2,486,772 at March 31, 2023 (R$3,359,497 in December 31, 2022) - were not recorded, since their realization is not probable in currently evaluation. Most tax losses are not subject to statute of limitation.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2022	2,713,143
Recognition of actuarial gains/(losses)	(23)
Investment hedge – put option granted on subsidiaries	(33,829)
Cash flow hedge – gains/(losses)	67,642
Gains/(losses) on translation of other foreign operations	92,007
Recognized in other comprehensive income	125,797
Recognized in the income statement	791,542
Changes directly in the balance sheet	(176,628)
Recognized in deferred tax	(190,089)
Effect of application of IAS 29 (hyperinflation)	(190,089)
Recognized in other balance sheet group	13,461
At March 31, 2023	3,453,854

10.	PROPERTY, PLANT AND EQUIPMENT

	03/31/2023	12/31/2022
Property, plant and equipment	26,650,536	26,961,300
Right of use assets	3,140,027	3,094,390
	29,790,563	30,055,690

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
At December 31, 2021	13,539,889	37,469,551	7,526,730	5,404,521	63,940,691
Effects of movements in foreign exchange in the balance sheet	(1,075,903)	(3,378,423)	(879,479)	(360,672)	(5,694,477)
Effects of application of IAS 29 (hyperinflation)	870,517	2,890,991	744,355	252,720	4,758,583
Acquisitions	11,197	1,283,543	87,339	4,923,571	6,305,650
Disposals and write-offs	(24,603)	(1,531,367)	(349,763)	(10)	(1,905,743)
Transfers from/(to) other asset categories	1,173,106	3,083,855	553,405	(5,870,382)	(1,060,016)
At December 31, 2022	14,494,203	39,818,150	7,682,587	4,349,748	66,344,688
Effects of movements in foreign exchange in the balance sheet	(363,010)	(1,173,331)	(318,947)	(56,801)	(1,912,089)
Effects of application of IAS 29 (hyperinflation)	329,021	1,388,711	311,276	48,385	2,077,393
Acquisitions	11	372,350	(16,082)	780,296	1,136,575
Disposals and write-offs	(62)	(175,472)	(42,803)	-	(218,337)
Transfers from/(to) other asset categories	226,725	191,207	444,094	(1,115,938)	(253,912)
Balance as at March 31, 2023	14,686,888	40,421,615	8,060,125	4,005,690	67,174,318

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Depreciation
At December 31, 2021	(4,449,481)	(26,585,042)	(6,242,098)	-	(37,276,621)
Effects of movements in foreign exchange in the balance sheet	243,770	2,311,071	767,887	-	3,322,728
Effects of application of IAS 29 (hyperinflation)	(157,793)	(1,938,440)	(647,696)	-	(2,743,929)
Depreciation	(436,447)	(3,160,997)	(579,654)	-	(4,177,098)
Disposals and write-offs	4,526	1,515,730	335,175	-	1,855,431
Transfers from/(to) other asset categories	57	32,721	7,341	-	40,119
Impairment losses	(410)	(403,637)	29	-	(404,018)
At December 31, 2022	(4,795,778)	(28,228,594)	(6,359,016)	-	(39,383,388)
Effects of movements in foreign exchange in the balance sheet	84,519	815,208	280,932	-	1,180,659
Effects of application of IAS 29 (hyperinflation)	(59,802)	(1,069,986)	(276,451)	-	(1,406,239)
Depreciation	(117,757)	(820,892)	(138,051)	-	(1,076,700)
Disposals and write-offs	23	186,416	35,448	-	221,887
Transfers from/(to) other asset categories	(98)	327,180	(317,614)	-	9,468
Impairment losses	-	(69,469)	-	-	(69,469)
At March 31, 2023	(4,888,893)	(28,860,137)	(6,774,752)	-	(40,523,782)

Carrying amount:
At December 31, 2022	9,698,425	11,589,556	1,323,571	4,349,748	26,961,300
At March 31, 2023	9,797,995	11,561,478	1,285,373	4,005,690	26,650,536

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Right-of-use assets:

	Buildings	Machinery, equipment and vehicles	Others	Total
Acquisition cost
At December 31, 2021	2,307,181	2,023,890	111,705	4,442,776
Effects of movements in foreign exchange in the balance sheet	(111,567)	(11,725)	(5,411)	(128,703)
Additions	627,999	915,042	94,670	1,637,711
Write-offs	(11,221)	(252,542)	-	(263,763)
Transfers from/(to) other asset categories	(114,039)	21,695	(7,816)	(100,160)
At December 31, 2022	2,698,353	2,696,360	193,148	5,587,861
Effects of movements in foreign exchange in the balance sheet	(24,508)	(2,676)	(5,532)	(32,716)
Additions	152,560	262,051	15,938	430,549
Write-offs	(20,003)	(119,750)	-	(139,753)
Transfers from/(to) other asset categories	3,367	3,110	1,764	8,241
At March 31, 2023	2,809,769	2,839,095	205,318	5,854,182

	Buildings	Machinery, equipment and vehicles	Others	Total
Depreciation
At December 31, 2021	(1,101,199)	(724,183)	(57,203)	(1,882,585)
Effects of movements in foreign exchange in the balance sheet	47,332	6,040	2,915	56,287
Depreciation	(391,625)	(415,310)	(38,550)	(845,485)
Write-offs	20,918	58,011	-	78,929
Transfers (from)/to other asset categories	77,057	11,799	10,527	99,383
At December 31, 2022	(1,347,517)	(1,063,643)	(82,311)	(2,493,471)
Effects of movements in foreign exchange in the balance sheet	10,430	1,080	1,341	12,851
Depreciation	(113,018)	(120,618)	(13,907)	(247,543)
Write-offs	15,391	2,852	-	18,243
Transfers (from)/to other asset categories	(6,672)	195	2,242	(4,235)
At March 31, 2023	(1,441,386)	(1,180,134)	(92,635)	(2,714,155)

Carrying amount:
At December 31, 2022	1,350,836	1,632,717	110,837	3,094,390
At March 31, 2023	1,368,383	1,658,961	112,683	3,140,027

Term contracts and discount rate

The Company estimated discount rates, based on risk-free interest rates observed in the Brazilian market, for the terms of its contracts, adjusted to their reality (credit spread). Spreads were obtained with financial institutions. The following table shows the rates applied:

	Rate %
Lease Term	03/31/2023	12/31/2022
2022 - 2026	9.91%	9.46%
2027 - 2031	10.61%	10.27%
2032 - 2036	16.12%	15.16%

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated
11.	GOODWILL

	03/31/2023	12/31/2022

Balance at the end of the previous year	40,594,038	42,411,260
Effects of movements in foreign exchange in the balance sheet	(1,005,766)	(3,510,494)
Effect of application of IAS 29 (hyperinflation)	596,090	1,709,880
Acquisitions, (write-offs) and disposal through business combinations	-	(16,608)
Balance at the end of the year	40,184,362	40,594,038

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

	Functional currency	03/31/2023	12/31/2022

Brazil	BRL	17,702,415	17,702,415
Goodwill		102,945,048	102,945,048
Non-controlling transactions (i)		(85,242,633)	(85,242,633)

CAC:
Dominican Republic	DOP	4,210,824	4,231,606
Panama	PAB	1,766,033	1,813,772

Latin America - South:
Argentina	ARS	3,453,906	3,462,984
Bolivia	BOB	1,797,045	1,845,619
Chile	CLP	56,286	53,094
Paraguay	PYG	946,885	953,771
Uruguay	UYU	194,954	193,108

Canada	CAD	10,056,014	10,337,669
		40,184,362	40,594,038

(i) This refers to the shareholding exchange transaction in 2013 as a result of the adoption of the predecessor basis of accounting.

Impairment testing

The impairment test is updated annually considering the most accurate estimates calculated by Management. For the second year of the model, we used the assumptions that were already considered for the projection of the other years, considering that they are still valid. There are no indications of impairment until March 31, 2023.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

12.	TRADE PAYABLES

	03/31/2023	12/31/2022

Trade payables	20,617,745	23,498,099
Related parties (Note 26)	1,005,340	830,430
Current	21,623,085	24,328,529

Trade payables	161,207	165,871
Related parties (Note 26)	317,833	343,556
Non-current	479,040	509,427

Total	22,102,125	24,837,956

The Company recognizes its third party and related party vendor obligations in trade payables line. When relevant, vendor trade payables are adjusted at present value. Therefore, the present value adjustment recorded for trade payables, at March 31, 2023 is R$369 million (R$367 million at December 31, 2022).

The controlled companies in Argentina, Chile, Paraguay and Panama have transactions with discounted trade bills with endorsement (trade payables securitization) with vendors in the amount of R$143.4 million at March 31, 2023 (R$219.3 million at December 31, 2022). In general, the abovementioned discounted trade bills transactions occur by legal impositions existing in these jurisdictions. These transactions maintain commercial characteristics since there are no changes in previously established conditions and its vendor’s choice to carry out the anticipation of its trade receivables with the Company.

13.	INTEREST-BEARING LOANS AND BORROWINGS

	03/31/2023	12/31/2022

Secured bank loans	44,976	54,536
Other unsecured loans	137,264	144,424
Lease liabilities	955,789	783,609
Current liabilities	1,138,029	982,569

Secured bank loans	112,111	126,240
Other unsecured loans	332,892	328,116
Lease liabilities	2,206,319	2,333,781
Non-current liabilities	2,651,322	2,788,137

Additional information regarding the exposure of the Company to interest rate risk, foreign currency risk and debt repayment schedule risk is disclosed in Note 23 – Financial instruments and risks.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Contractual clauses (Covenants)

As March 31, 2023, as well as at December 31, 2022, the Company’s loans had equal rights to payment without subordination clauses. For the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the assets acquired using the credit granted were placed as collateral. Other loans and financing contracted by the Company require various guarantees as collateral, such as warranty or real estate, or are unsecured. Most loan contracts contain contractual covenants, including: financial covenants, including actions that can reduce the ability to pay the loans; maintenance of the Company's assets, purposing to assure that all remain under usage condition; restrictions on acquisitions, mergers, sales or disposals of its assets; disclosure of financial statements and the balance sheet; no prohibitions related to new guarantees for loans contracted, except if: (i) expressly authorized under the agreement; (ii) new loans contracted from financial institutions linked to the Brazilian government including BNDES or foreign governments; or foreign governments, multilateral financial institutions (e.g. the World Bank) or in jurisdictions in which the Company operates.

Additionally, all agreements with BNDES are subject to certain “provisions applicable to agreements entered into with BNDES” (“Provisions”). Such Provisions require the borrower to obtain prior consent from BNDES if they, for instance, wish to: (i) raise new loans (except for the loans described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any items of their fixed assets (except as provided for within the Provisions).

These clauses are applicable from the date of execution and effectiveness of each contract to the extent that the events mentioned in the contract occur. Depending on the materiality of each event and its potential adverse effects on the Company and/or its subsidiaries or the rights of its creditors, contractual penalties may be applied, including the early maturity of the respective contract. In certain contracts, in the event of occurrence of any of the events set out in the restrictive clauses, the Company may be granted a grace period to resolve any contractual defaults, in order to avoid any penalties resulting from the breach of its obligations.

Lastly, regarding the tax incentives on financing or subsidized loans, these are subject to the fulfillment of several commitments according to the legislation or contracts upon which those incentives are based on, such as (i) maintenance of jobs or job creation; (ii) realization of investments; (iii) increase in production capacity; (iv) commitment to collect ICMS; (v) maintenance of fiscal good standing; among others, obligations that refer to facts under the Company’s control. These commitments are applicable as from the signature date of the respective contracts related to fiscal benefits.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

As at March 31, 2023, as well as at December 31, 2022, the Company was in compliance with all of its contractual obligations for its loans and financing.

14.	PROVISIONS

(a) Provision changes

	Balance as at December 31, 2021	Effect of changes in foreign exchange rates	Additions	Provisions used	Provisions reversed	Balance as at December 31, 2022

Provision for disputes and litigation
Taxes on sales	218,553	-	157,621	(85,842)	(43,384)	246,948
Labor	124,188	(4,605)	194,228	(161,975)	(19,735)	132,101
Civil	252,954	(17,537)	312,731	(196,613)	(15,601)	335,934
Other taxes	162,989	(8,097)	60,145	(7,181)	(14,927)	192,929
Total provision for disputes and litigation	758,684	(30,239)	724,725	(451,611)	(93,647)	907,912

Restructuring	17,406	(2,015)	-	(3,594)	-	11,797

Total provisions	776,090	(32,254)	724,725	(455,205)	(93,647)	919,709

	Balance as at December 31, 2022	Effect of changes in foreign exchange rates	Additions	Provisions used	Provisions reversed	Balance as at March 31, 2023

Provision for disputes and litigation
Taxes on sales	246,948	-	13,708	(2,790)	(4,990)	252,876
Labor	132,101	(893)	34,851	(26,842)	(6,086)	133,131
Civil	335,934	(3,956)	31,279	(1,116)	(17,765)	344,376
Other taxes	192,929	(2,034)	4,697	(3,017)	(15,178)	177,397
Total provision for disputes and litigation	907,912	(6,883)	84,535	(33,765)	(44,019)	907,780

Restructuring	11,797	(216)	-	(5,275)	-	6,306

Total provisions	919,709	(7,099)	84,535	(39,040)	(44,019)	914,086

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

(b)	Expected settlement

	03/31/2023		12/31/2022
	Current	Non-current	Current	Non-current

Provision for disputes and litigation
Taxes on sales	53,103	199,773	53,103	193,845
Labor	27,118	106,013	27,210	104,891
Civil	72,716	271,660	72,891	263,043
Other taxes	23,027	154,370	22,925	170,004
Total provision for disputes and litigation	175,964	731,816	176,129	731,783

Restructuring	6,306	-	4,598	7,199

Total provisions	182,270	731,816	180,727	738,982

The expected settlement of provisions was based on management’s best estimate at the balance sheet date.

(c) Main lawsuits with a probable likelihood of loss:

(c.1) Sales taxes

In Brazil, the Company and its subsidiaries are parties to various administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes, considered as probable likelihood of loss. Such proceedings include, among others, tax offsetting, appropriation of tax credits and alleged insufficient payment of the respective taxes.

(c.2) Labor

The Company and its subsidiaries are parties to labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

(c.3) Civil

The Company and its subsidiaries are involved in civil lawsuits considered as representing a probable likelihood of loss. The most relevant portion of these lawsuits refers to former distributors, mainly in Brazil, mostly claiming damages resulting from the termination of their contracts.

The processes representing possible likelihood of loss are disclosed in Note 25 – Contingencies.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

15.	CHANGES IN EQUITY

(a) Capital stock

	03/31/2023		12/31/2022
	Thousands of common shares	Thousands of Real	Thousands of common shares	Thousands of Real
Beginning balance	15,750,217	58,130,517	15,744,452	58,042,464
Capital increase (i)	3,616	47,412	5,765	88,053
Final balance (ii)	15,753,833	58,177,929	15,750,217	58,130,517

(i) Capital increase related to the issue of shares.

(ii) The capital stock is fully subscribed and paid up.

(b) Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
At January 1, 2022	(1,037,711)	53,662,811	700,898	1,861,190	55,187,188
Capital increase	-	-	-	(64,289)	(64,289)
Purchases of shares, results from treasury shares and share-based payments	6,540	-	-	24,741	31,281
At March 31, 2022	(1,031,171)	53,662,811	700,898	1,821,642	55,154,180

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
At January 1, 2023	(1,073,506)	53,662,811	700,898	2,049,491	55,339,694
Capital increase	-	-	-	(32,869)	(32,869)
Purchases of shares, results from treasury shares and share-based payments	8,151	-	-	90,811	98,962
At March 31, 2023	(1,065,355)	53,662,811	700,898	2,107,433	55,405,787

(b.1) Purchase of shares and result of treasury shares

Treasury shares represent the Company’s own issued shares reacquired by the Company, and the results of treasury shares related to gains and losses on share-based payment transactions and others.

The changes in treasury shares are as follows:

	Acquisition/realization of shares		Result of Treasury Shares	Total Treasury Shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais
At January 1, 2022	5,783	(98,140)	(939,571)	(1,037,711)
Changes during the year	(452)	8,606	(2,066)	6,540
At March 31, 2022	5,331	(89,534)	(941,637)	(1,031,171)

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

	Acquisition/realization of shares		Result of Treasury Shares	Total Treasury Shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais
At January 1, 2023	8,482	(131,877)	(941,629)	(1,073,506)
Changes during the year	(623)	9,814	(1,663)	8,151
At March 31, 2023	7,859	(122,063)	(943,292)	(1,065,355)

(b.2) Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, or redeem, reimburse or repurchase shares.

(b.3) Share-based payment

Different share-based payment programs and stock purchase option plans allow the senior management from Ambev’s economic group to acquire shares in the Company.

The share-based payment reserve recorded a charge of R$77,166 on March 31, 2023 (R$77,929 at March 31, 2022) (Note 22 – Share-based payments).

(c) Net income reserves

	Net income reserves
	Investments reserve	Legal reserve	Fiscal incentive	Total
At January 1, 2022	18,359,259	4,456	12,827,925	31,191,640
At March 31, 2022	18,359,259	4,456	12,827,925	31,191,640

	Net income reserves
	Investments reserve	Legal reserve	Fiscal incentive	Total
At January 1, 2023	22,055,901	4,456	14,846,543	36,906,900
At March 31, 2023	22,055,901	4,456	14,846,543	36,906,900

There was no change in net income reserves in the first quarter of 2022 and 2023.

(c.1) Investments reserve

From the net income after applicable deductions, there will be a target allocation of no more than 60% of the adjusted net profit to the investment reserve, to be used to support future investments, as defined in the Company’s bylaws. This reserve cannot exceed 80% of capital stock. If this limit is exceeded, the General Meeting shall deliberate about the distribution of the amount to shareholders or capital increase.

(c.2) Legal reserve

From the net income, 5% will be applied before any other allocation to the legal reserve, which cannot exceed 20% of the capital stock. The Company is not required to supplement the legal reserve for the year when the balance of this reserve, plus the amount of the capital reserves, exceeds 30% of the capital stock.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

(c.3) Tax incentives

The Company recognizes in its equity, in the net income reserves line, the fiscal incentives regarding tax benefits at the respective fiscal year. All the tax incentives are under certain state and federal industrial development programs in the form of rate reduction, reduction of calculation basis, financing or subsidized loans, assumed credit, effective collection, the deferred payment or partial reductions in the payable state tax amount.

These programs aim to generate employment, promote regional decentralization, and complement and diversify the industrial base of the states. In these states, the grace periods and use and reductions are set out according to the legislation upon which those incentives are based on, depending on their nature, when conditions for obtaining these grants exist, they are under Company’s control. Such benefits comply with the systematic set by Complementary Federal Law 160/2017 and by Convênio CONFAZ 190/2017. Due to change in article 30 of Federal Law 12,973/14 by Complementary Federal Law 160/2017, state fiscal incentives related to sales taxes are recognized as government subsidies for investments.

The portion of income for the period related to tax incentives, which will be allocated to the profit reserve at the end of the fiscal year and therefore was not being used as a basis for dividend distribution, was composed of the following:

	03/31/2023	12/31/2022
ICMS (Brazilian state value-added tax)	682,700	486,336
Income tax	27,957	21,379
	710,657	507,715

(c.4) Interest on shareholders’ equity/dividends

Brazilian companies are permitted to distribute the interest attributed to shareholders’ equity calculated based on the long-term interest rate (“TJLP”), with such interest being tax-deductible, in accordance with the applicable law and, when distributed, may be considered part of the minimum mandatory dividends.

As determined by its by-laws, the Company is required to distribute to its shareholders, as a minimum mandatory dividend in respect of each fiscal year ending December 31, an amount of not less than 40% of its net income determined under Brazilian law, adjusted in accordance with the applicable law, unless the payment of such amount would be incompatible with Ambev’s financial situation. The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity.

There was no payment of dividends or interest on shareholders’ equity in the three-month periods ended March 31, 2022 and March 31, 2023.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

(d) Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Put option granted on subsidiary	Gains/(losses) of non-controlling interest’s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2022	13,526,157	1,225,253	(1,131,476)	(6,666)	(121,599)	156,091	(75,426,021)	(61,778,261)
Comprehensive income:
Gains/(losses) on the translation of foreign operations	(6,793,284)	-	-	-	-	-	-	(6,793,284)
Cash flow hedges	-	(1,117,137)	-	-	-	-	-	(1,117,137)
Actuarial gains/(losses)	-	-	1,050	-	-	-	-	1,050
Total comprehensive income	(6,793,284)	(1,117,137)	1,050	-	-	-	-	(7,909,371)
Gains/(losses) of controlling interest	-	-	-	-	(2,259)	-	-	(2,259)
At March 31, 2022	6,732,873	108,116	(1,130,426)	(6,666)	(123,858)	156,091	(75,426,021)	(69,689,891)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Put option granted on subsidiary	Gains/(losses) of non-controlling interest’s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2023	6,753,983	908,521	(664,985)	(6,666)	(130,578)	156,091	(75,437,844)	(68,421,478)
Comprehensive income:
Gains/(losses) on the translation of foreign operations	(1,941,515)	-	-	-	-	-	-	(1,941,515)
Cash flow hedges	-	(106,869)	-	-	-	-	-	(106,869)
Actuarial gains/(losses)	-	-	4,706	-	-	-	-	4,706
Total comprehensive income	(1,941,515)	(106,869)	4,706	-	-	-	-	(2,043,678)
Options granted on subsidiaries	-	-	-	-	4,700	-	-	4,700
Gains/(losses) of controlling interest	-	-	-	-	(44)	-	-	(44)
At March 31, 2023	4,812,468	801,652	(660,279)	(6,666)	(125,922)	156,091	(75,437,844)	(70,460,500)

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements with a functional currency different to the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges.

(d.2) Cash flow hedge reserves

The hedging reserves represent the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss (for additional information, see Note 23 – Financial instruments and risks).

(d.3) Actuarial gains and losses

Actuarial gains and losses include expectations regarding future pension plan obligations. Consequently, the results of actuarial gains and losses are recognized on a timely basis considering the best estimates available to Management. Accordingly, the Company recognizes the results of these estimated actuarial gains and losses, on a monthly basis, based on the expectations presented in the independent actuarial report.

(d.4) Accounting adjustments for transactions between shareholders

As determined by IFRS 10, any difference between the amount paid (fair value) for the acquisition of a non-controlling interest and the carrying amount of such non-controlling interest shall be recognized directly in the controlling shareholders’ equity. The acquisition of the non-controlling interest related to Companhia de Bebidas das Américas (“Former Ambev”), and the abovementioned adjustment was recognized in carrying value adjustments when applicable.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

16.	SEGMENT REPORTING

(a)	Reportable segments three-month–period ended in:
	Brazil		CAC (i)		Latin America – South (ii)		Canada		Consolidated
	03/31/2023	03/31/2022	03/31/2023	03/31/2022	03/31/2023	03/31/2022	03/31/2023	03/31/2022	03/31/2023	03/31/2022

Net sales	11,046,716	9,598,205	2,305,599	2,282,858	5,131,944	4,602,596	2,047,484	1,955,493	20,531,743	18,439,152
Cost of sales	(5,792,284)	(5,098,063)	(1,123,964)	(1,165,775)	(2,332,877)	(2,336,126)	(882,559)	(814,522)	(10,131,684)	(9,414,486)
Gross profit	5,254,432	4,500,142	1,181,635	1,117,083	2,799,067	2,266,470	1,164,925	1,140,971	10,400,059	9,024,666
Distribution expenses	(1,573,917)	(1,384,892)	(216,807)	(193,618)	(650,366)	(525,671)	(475,606)	(424,838)	(2,916,696)	(2,529,019)
Sales and marketing expenses	(913,217)	(766,879)	(176,867)	(143,061)	(379,391)	(343,880)	(271,825)	(263,156)	(1,741,300)	(1,516,976)
Administrative expenses	(822,540)	(754,896)	(108,372)	(57,525)	(216,632)	(198,632)	(158,008)	(162,383)	(1,305,552)	(1,173,436)
Other operating income/(expenses)	446,604	336,793	11,208	24,125	16,531	22,928	6,733	2,876	481,076	386,722
Exceptional items	(17,947)	(13,209)	(2,227)	(4,364)	(7,715)	(9,653)	-	-	(27,889)	(27,226)
Income from operations	2,373,415	1,917,059	688,570	742,640	1,561,494	1,211,562	266,219	293,470	4,889,698	4,164,731
Net finance costs	(711,387)	(300,644)	(8,139)	(12,743)	(239,594)	(266,813)	(38,742)	(16,513)	(997,862)	(596,713)
Share of results of joint ventures	(2,178)	(2,392)	1,056	(163)	-	-	(13,050)	151	(14,172)	(2,404)
Income before income tax	1,659,850	1,614,023	681,487	729,734	1,321,900	944,749	214,427	277,108	3,877,664	3,565,614
Income tax expense	669,552	637,668	(208,563)	(234,645)	(396,171)	(323,612)	(123,233)	(116,187)	(58,415)	(36,776)
Net income	2,329,402	2,251,691	472,924	495,089	925,729	621,137	91,194	160,921	3,819,249	3,528,838

EBITDA	3,311,324	2,694,120	849,279	888,006	1,862,182	1,494,052	379,578	417,112	6,402,363	5,493,290
Depreciation, amortization and impairment	(940,087)	(779,453)	(159,653)	(145,529)	(300,688)	(282,490)	(126,409)	(123,491)	(1,526,837)	(1,330,963)
Net finance costs	(711,387)	(300,644)	(8,139)	(12,743)	(239,594)	(266,813)	(38,742)	(16,513)	(997,862)	(596,713)
Income tax expense	669,552	637,668	(208,563)	(234,645)	(396,171)	(323,612)	(123,233)	(116,187)	(58,415)	(36,776)
Net income	2,329,402	2,251,691	472,924	495,089	925,729	621,137	91,194	160,921	3,819,249	3,528,838

EBITDA margin as a %	30.0%	28.1%	36.8%	38.9%	36.3%	32.5%	18.5%	21.3%	31.2%	29.8%

Acquisition of property, plant and equipment	751,513	539,833	125,561	176,408	216,360	134,899	59,519	37,397	1,152,953	888,537

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

(continued)

	Brazil		CAC (i)		Latin America – South (ii)		Canada		Consolidated
	03/31/2023	12/31/2022	03/31/2023	12/31/2022	03/31/2023	12/31/2022	03/31/2023	12/31/2022	03/31/2023	12/31/2022

Segment assets	57,209,234	57,353,828	15,059,830	15,385,644	21,778,778	22,044,529	16,123,378	16,093,315	110,171,220	110,877,316
Intersegment elimination									(2,328,785)	(2,533,082)
Non-segmented assets									27,624,287	29,613,849
Total assets									135,466,722	137,958,083

Segment liabilities	24,133,336	29,153,247	4,487,788	5,097,957	6,302,469	6,843,640	4,480,732	5,053,663	39,404,325	46,148,507
Intersegment elimination									(2,329,149)	(2,534,093)
Non-segmented liabilities									98,391,546	94,343,669
Total liabilities									135,466,722	137,958,083

(i) CAC: includes the Dominican Republic, Panama, Guatemala, Cuba, Barbados, Saint Vincent, Dominica, Nicaragua, Honduras and Antigua.

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated
(b)	Additional information – by business unit:

	Brazil
	Beer		Soft drinks and Non-alcoholic and non-carbonated		Total
	03/31/2023	03/31/2022	03/31/2023	03/31/2022	03/31/2023	03/31/2022

Net sales	9,270,152	8,100,187	1,776,564	1,498,018	11,046,716	9,598,205
Cost of sales	(4,791,491)	(4,192,167)	(1,000,793)	(905,896)	(5,792,284)	(5,098,063)
Gross profit	4,478,661	3,908,020	775,771	592,122	5,254,432	4,500,142
Distribution expenses	(1,265,423)	(1,142,543)	(308,494)	(242,349)	(1,573,917)	(1,384,892)
Sales and marketing expenses	(823,646)	(708,630)	(89,571)	(58,249)	(913,217)	(766,879)
Administrative expenses	(709,494)	(660,146)	(113,046)	(94,750)	(822,540)	(754,896)
Other operating income/(expenses)	348,787	282,053	97,817	54,740	446,604	336,793
Exceptional items	(15,734)	(12,641)	(2,213)	(568)	(17,947)	(13,209)
Income from operations	2,013,151	1,666,113	360,264	250,946	2,373,415	1,917,059
Net finance costs	(711,387)	(300,644)	-	-	(711,387)	(300,644)
Share of results of joint ventures	(2,178)	(2,392)	-	-	(2,178)	(2,392)
Income before income tax	1,299,586	1,363,077	360,264	250,946	1,659,850	1,614,023
Income tax expense	669,552	637,668	-	-	669,552	637,668
Net income	1,969,138	2,000,745	360,264	250,946	2,329,402	2,251,691

EBITDA	2,826,236	2,349,714	485,088	344,406	3,311,324	2,694,120
Depreciation, amortization and impairment	(815,263)	(685,993)	(124,824)	(93,460)	(940,087)	(779,453)
Net finance costs	(711,387)	(300,644)	-	-	(711,387)	(300,644)
Income tax expense	669,552	637,668	-	-	669,552	637,668
Net income	1,969,138	2,000,745	360,264	250,946	2,329,402	2,251,691

EBITDA margin as a %	30.5%	29.0%	27.3%	23.0%	30.0%	28.1%

17.	NET SALES

In compliance with the Federal Law 6,404/76, Company discloses the reconciliation between gross sales and net sales presented in the consolidated income statement. The values by each operational segment are disclosed in note 16 – Segment reporting:

	03/31/2023	03/31/2022

Gross sales and/or services	31,805,237	29,307,546
Excise duty	(6,239,600)	(5,612,468)
Discounts	(5,033,894)	(5,255,926)
	20,531,743	18,439,152

At gross sales and/or services line, the Company recognizes the best estimate received or to be received regarding the products and services offered for its clients. Gross sales are disclosed before taxes and discounts.

The gross sales obtained by the Company, in general, are subject to the incidence of certain taxes and contributions, which are calculated and paid to fiscal authorities in accordance with current federal, municipal and state legislation, and do not result in equity increase for the Group. These taxes and contributions are deducted from gross sales and relate substantially to tax on transactions concerning the circulation of goods (“ICMS”), social integration program (“PIS”), contribution to social security financing (“COFINS”), tax on manufactured products (“IPI”) and tax on services of any nature (“ISSQN”) in Brazil. At March 31, 2023 the Company calculated R$313,186 million of fiscal incentives (R$253,982 million at December 31, 2022), which are registered in the net revenue.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

The discounts and rebates are also deducted from the Company’s gross sales.

18.	OTHER OPERATING INCOME/(EXPENSES)

	03/31/2023	03/31/2022

Government grants/net present value of long-term fiscal incentives	369,513	232,355
Extemporaneous credits/(debits) (i)	-	91,456
(Additions)/reversals of provisions	(8,276)	(12,594)
Gains/(losses) on disposals of property, plant and equipment, intangible assets and the operations of associates	28,077	33,423
Other operating income/(expenses), net	91,762	42,082
	481,076	386,722

(i) As detailed in Note 25 – Contingencies, the Company has recognized PIS and COFINS credits arising from the exclusion of ICMS from its calculation basis, in the item Other operating income/(expenses).

According to market practices and our accounting policy, the Company recognizes, in other operating income/(expenses) line, tax incentives granted as rate reduction, calculation basis reduction, financing or subsidized loans, presumed credit, deferred payment or partial reductions of due state tax payable.

Government grants are not recognized until there is reasonable assurance that the Company will meet the respective conditions and obligations related to governmental terms.

19.	EXCEPTIONAL ITEMS

	03/31/2023	03/31/2022
Restructuring (i)	(27,889)	(16,558)
COVID-19 impacts (ii)	-	(10,668)
	(27,889)	(27,226)

(i) The restructuring expenses primarily related to centralized projects and resizing in the Latin America CAC and Brazil.

(ii) COVID-19 expenses refer to (a) additional administrative expenses to ensure the safety of our people (increased frequency of cleaning at the Company’s facilities, providing alcohol gel and masks for our employees); (b) donations; and (c) Company initiatives providing support for some customer ecosystems, which were necessary due to the COVID-19 pandemic.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

20.	FINANCE EXPENSES AND INCOME

(a)	Finance expenses

	03/31/2023	03/31/2022
Interest expense	(616,809)	(397,762)
Net interest on pension plans	(30,060)	(27,943)
Losses on hedging instruments	(639,624)	(707,748)
Interest on provision for disputes and litigation	(17,314)	(39,023)
Exchange variations	(277,447)	(125,463)
Tax on financial transactions	(58,404)	(60,688)
Bank guarantee expenses	(37,362)	(39,155)
Other financial results	(55,146)	(225,311)
Total of finance expenses	(1,732,166)	(1,623,093)

Interest expenses are presented net of the effects of interest rate derivative financial instruments which mitigate Ambev’s interest rate risk (Note 23 – Financial instruments and risks). The interest expenses are as follows:

	03/31/2023	03/31/2022
Financial instruments measured at amortized cost	(151,890)	(110,554)
Financial instruments at fair value through profit or loss (i)	(464,919)	(287,208)
Total	(616,809)	(397,762)

(i) Include R$368 million (R$210 million at March 31, 2022) as accounts payable present value adjustment.

(b)	Finance income

	03/31/2023	03/31/2022
Interest income	344,418	397,268
Interest and foreign exchange rate on loans to/from related parties	16,799	3,322
Other financial results	83,172	294,664
Total	444,389	695,254

Effect of application of IAS 29 (hyperinflation)	289,915	331,126
Total of finance income	734,304	1,026,380

Interest income arises from the following financial assets:

	03/31/2023	03/31/2022
Cash and cash equivalents	148,819	77,507
Investment on debt securities	20,785	46,390
Other receivables (i)	174,814	273,371
Total	344,418	397,268

(i) Refers, mainly, to monetary adjustment of recoverable taxes.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

21.	INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follows:

	03/31/2023	03/31/2022
Income tax expense – current	(849,957)	(262,376)

Deferred tax expense on temporary differences	584,944	221,441
Deferred tax on tax loss carryforward movements in the current period	206,598	4,159
Total deferred tax (expense)/income	791,542	225,600

Total income tax expenses	(58,415)	(36,776)

The reconciliation between the weighted nominal tax rate and the effective tax rate is summarized as follows:

	03/31/2023	03/31/2022
Profit before tax	3,877,664	3,565,614
Adjustment on a taxable basis
Others non-taxable income	(150,431)	(81,135)
Government grants related to sales taxes	(682,700)	(486,336)
Share of results of joint ventures	14,172	2,404
Non-deductible expenses	16,227	7,404
Worldwide taxation	146,413	145,900
	3,221,345	3,153,851
Aggregated weighted nominal tax rate	30.32%	28.95%
Taxes payable – nominal rate	(976,608)	(913,040)
Adjustment on tax expense
Income tax incentives	27,957	21,379
Deductible interest on shareholders’ equity	856,682	746,607
Tax savings from goodwill amortization	4,289	14,340
Withholding income tax	(57,556)	170,625
Recognition/(write-off) of deferred charges on tax losses	(9,841)	(4,416)
Effect of application of IAS 29 (hyperinflation)	(120,591)	(37,501)
Others with reduced taxation	217,253	(34,770)
Income tax and social contribution expense	(58,415)	(36,776)
Effective tax rate	1.51%	1.03%

The main events that impacted the effective tax rate for the period were:

•	Government subsidy for sales taxes: for regional incentives and economic development policies, these are related primarily to local production, contributing to economic and social impact, and, when reinvested, are not subject to income tax and social contribution, which explains the impact on the effective tax rate. The amount above is impacted by fluctuations in the volume, price and any eventual increases in state VAT (“ICMS”) reflected in other operating income or net sales depending on its nature.

•	Complement of income tax on foreign subsidiaries due in Brazil: shows the result of the calculation of universal taxation of profits, according to the regulations of Law 12,973/14.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

•	Withholding income tax: the amount is mainly related to dividends already distributed and to be distributed by subsidiaries located outside of Brazil, applicable according to local tax legislation. The amount recognized in 2023 is mainly due to the exchange rate variation of the deferred income tax balances.

•	Deductible interest on shareholders’ equity: under Brazilian law, companies have an option to remunerate their shareholders through the payment of Interest on Capital (“IOC”), which amounts are impacted by taxable result, net income reserves and by the long-term interest rate (“TJLP”). Such earnings are deductible for income tax purposes.

22.	SHARE-BASED PAYMENTS

Currently the Company has two plans for share-based payment programs: (i) the Stock Option Plan, approved in Extraordinary General Meeting of July 30, 2013 (“Stock Option Plan”), and (ii) the Share-based Payment Plan approved in Extraordinary General Meeting of April 29, 2016, as amended in Extraordinary General Meeting of April 24, 2020 (“Share-Based Plan”). In each plan different restricted stock options and share-based payment programs are issued periodically which allow the employees and senior management of the Company and its subsidiaries to acquire, through the exercise of stock options, or receive shares of the Company.

(i) Stock Option Plan

There are three models of stock options that were or may be granted under the Stock Option Plan.

Under the first model, beneficiaries, in accordance with their internal category, could choose between allocating (a) 30% or 100%, (b) 40% or 100%, and (c) 60% or 100% of the amounts received by them as profit sharing, regarding the immediate year to the exercise of stock options, thereby allowing them to acquire the corresponding amount of Ambev shares. Under this model, a substantial part of the shares acquired is to be delivered only within five years from the corresponding stock option grant date. During such five-year period, the beneficiary must remain employed at Ambev or in any other company of its group.

Under the second model, the beneficiary may exercise the stock options granted only after a period of up to five years from the corresponding grant date. Vesting of the stock options granted under the second model is not subject to the Company’s performance measures; however, the right to exercise such options may be forfeited in certain circumstances, including the beneficiary’s resignation or dismissal prior to the stock options’ vesting.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Under the third model, the beneficiaries, in accordance with their internal category, may choose between allocating (a) 20% or 100%, (b) 30% or 100%, and (c) 50% or 100%, of the amounts received by them as profit-sharing regarding the immediate year to the exercise of stock options, acquisition of the corresponding amount of Ambev shares. The totality of the shares acquired is to be delivered to the beneficiary within forty-five days from the corresponding stock option exercising date (which shall not be later than forty-five days from the stock option grant date). The beneficiaries of this third model are under a three or five-year lock-up period.

For all stock option programs, the fair value of the shares is estimated as at the option grant date, using the “Hull Binomial” pricing model, adjusted to reflect the IFRS 2- Share-based Payment requirement that assumptions regarding forfeiture before the end of the vesting period cannot impact the fair value of the option. The fair value of the share options is estimated at the grant date, using an option pricing model. Based on the expected number of options that will be exercised, the fair value of the options granted is recognized as an expense over the vesting period with a corresponding credit to equity. When the options are exercised, the equity is increased by the amount of the proceeds received.

(ii) Share-Based Plan

In this plan, certain employees and members of the Management of the Company or its subsidiaries are eligible to receive shares in the Company including in the form of ADRs. The shares that are subject to the Share-Based Plan are designated as “restricted shares” (RSUs) or “performance shares” (PSUs).

The delivery of restricted shares and performance shares are made free, and the waiting period may vary between three and five years from the corresponding share-based plan stock grant date, during which the beneficiary must remain employed at Ambev or any other company of its group.

The restricted shares and performance shares give to participants the right to receive additional shares with the same conditions, such as compensation dividends and Interest on shareholder’s equity declared and paid by the Company during the waiting period. The right to receive restricted, performance and additional shares can be fully or partially lost depending on circumstances, including cases of resignation or resignation during the grace period.

Under the Share-Based Plan, the reference price per restricted share is defined on the stock grant date based on the share price of the trading session on B3 S.A. immediately prior to the granting of the shares, except for the performance shares, which the fair value is defined at the grant date based on “Monte Carlo” pricing method. After defining the reference price, based on number of grant shares, the calculated amount is recorded as expense against equity. The shares are transferred to attendees according to terms and periods by the respective programs.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

The total number of outstanding options developed was as follows:

Thousand options	03/31/2023	12/31/2022

Options outstanding at January	99,717	113,760
Options forfeited during the period	(899)	(14,043)
Options outstanding at the end of the period	98,818	99,717

The range of exercise prices of the outstanding options is from R$15.95 (R$15.95 in 2022) to R$39.11 (R$39.04 in 2022) and the weighted average remaining contractual life is approximately 4.03 years (4.29 years in 2022).

Of the 98,818 thousand outstanding options (99,717 thousand in 2022), 66,922 thousand options were vested in 2023(63,850 thousand in 2022).

The weighted average exercise price of the options is as follows:

In R$ per share	03/31/2023	12/31/2022

Options outstanding at January 1	19.39	19.92
Options forfeited during the period	18.11	22.60
Options outstanding at the end of the period	19.40	19.39
Options exercisable at the end of the period	20.25	20.12

There were no options exercised during the period ended in March 31, 2023 and December 31, 2022.

To settle the exercised stock options, the Company may use treasury shares. The current limit on the authorized capital is considered sufficient to meet the Company’s obligations under all stock option plans if the issue of new shares is required to meet the grants awarded under the Programs.

During the period, the Company did not grant deferred shares under the Stock Option Plan (in 2022 44 thousand deferred shares have been granted, which are valued based on the share market price prior to the grant, which represented a fair value of R$643). Such deferred shares are subject to a vesting period of five years from the grant date.

During the period, the Company granted 6,813 thousand restricted shares and performance shares under the Share-Based Plan (49,328 thousand in 2022), which are valued based on the parameters referenced above, representing a fair value of approximately R$89,315 in 2023 (R$766,615 in 2022).

The the total number of shares purchased by or granted to employees, as the case may be, under the Stock Option Plan and Share-Based Plan which will be delivered in the future based on the fulfilment of certain conditions (deferred stock, restricted and performance shares), is as set out below:

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Deferred shares

Thousand deferred shares	03/31/2023	12/31/2022

Deferred shares outstanding at January 1	889	1,168
New deferred shares during the period	-	44
Deferred shares granted during the period	-	(214)
Deferred shares forfeited during the period	-	(109)
Deferred shares outstanding at the end of the period	889	889

Restricted and performance shares

Thousand restricted shares	03/31/2023	12/31/2022

Restricted and performance shares outstanding at January	108,854	62,545
New restricted and performance shares during the period	6,813	49,328
Restricted and performance shares granted during the period	-	(12)
Restricted and performance shares forfeited during the period	(2,099)	(3,007)
Restricted and performance shares outstanding at the end of the period	113,568	108,854

Additionally, certain employees and managers of the Company received options to acquire AB InBev shares and restricted shares, the compensation costs of which are recognized in the income statement against equity.

The transactions with share-based payments described above generated an expense of R$77,569 on March 31, 2023 (R$78,796 on March 31, 2022), recorded as administrative expenses.

23.	FINANCIAL INSTRUMENTS AND RISKS

Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of its business. The Company analyzes each of these risks both individually and on a consolidated basis, to define strategies to manage the economic impact on risk’s performance consistent with its Financial Risk Management Policy (the “Policy”).

The Company’s use of derivatives strictly follows the Financial Risk Management Policy approved by the Board of Directors. The Policy is intended to provide guidelines for the management of the financial risks inherent to the capital markets in which Ambev operates. The Policy includes four main aspects: (i) capital structure; financing and liquidity; (ii) transactional risks related to the business; (iii) financial statement translation risk; and (iv) credit risks of financial counterparties.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

The Policy establishes that all the financial assets and liabilities in each country in which Ambev operates must be denominated in their respective local currencies. The Policy also sets out the procedures and controls required to identify, measure and minimize market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev’s revenue, costs and/or investment amounts. The Policy states that all of the known risks (e.g. foreign currency and interest) shall be hedged by contracting derivative financial instruments. Existing risks which are not yet recorded (e.g. future contracts for the purchase of raw materials or property, plant and equipment) shall be mitigated using projections for the period required for the Company to adapt to the new costs scenario, which may vary from ten to fourteen months, also through the use of derivative financial instruments. Most translation risks are not hedged. The exceptions to the policy must be approved by the Operations and Finance Committee.

Derivative financial instruments

The derivative financial instruments authorized under the Financial Risk Management Policy include futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. At March 31, 2023, the Company and its subsidiaries had no target forwards, swaps with currency verification, or any other derivative transactions representing a risk level above the nominal value of the contracts. The derivative operations are managed on a consolidated basis and classified based on the strategy according to their purposes, as follows:

i) Cash flow hedge derivative instruments – Highly probable forecast transactions contracted to minimize the Company’s exposure to fluctuations in exchange rates and the prices of raw materials, investments, equipment and services to be procured, protected by cash flow hedges that shall occur at various different dates over the next fourteen months. Gains and losses classified as hedging reserves in equity are recognized in the income statement in the period or periods during which the forecast and hedged transaction affects the income statement.

ii) Fair value hedge derivative instruments – operations contracted for the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Net cash positions and foreign currency debts are continually assessed to identify new indications of exposure.

The results of these operations, measured according to their fair value, are recognized in financial results.

iii) Net investment hedge derivative instruments – transactions entered into to minimize the exposure to exchange differences arising from the conversion of net investments in the Company's subsidiaries located abroad for the purpose of translating the account balance.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

In accordance with the hedge accounting, the effective hedge amount is recorded in equity and, in the event of an ineffective portion this result is recorded immediately in finance result during the period ineffectiveness was identified, for cash flow hedge and net investment hedge.

The following tables summarize the exposure identified and protected in accordance with the Company’s Risk Policy.

Non-derivative financial instruments

Put options granted on subsidiaries: the Company constituted a liability related to the acquisition of a non-controlling interest of the operations in the Dominican Republic. This financial instrument is denominated in US Dollars (Tranche A) and Dominican Pesos (Tranche B) and is recorded by an entity whose functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for a portion of its net assets located in subsidiaries whose functional currency is the US Dollar and the Dominican Peso, in such a manner that the hedge result can be recorded in other comprehensive income of the Group, following the result of the hedged item.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

					03/31/2023
			Fair Value		Gain / (Losses)
Exposure	Risk	Notional	Assets	Liabilities	Finance Result	Operational Result	Equity

Cost		19,245,152	351,490	(1,109,842)	(567,258)	95,653	(81,789)
	Commodities	5,067,663	187,749	(270,012)	(100,768)	(130,169)	4,326
	US Dollars	13,998,147	147,155	(839,341)	(466,562)	224,627	(89,130)
	Euros	29,471	2,075	-	(237)	116	703
	Mexican Pesos	149,871	14,511	(489)	309	1,079	2,312

Fixed Assets		388,625	244	(25,358)	(3,560)	(1,229)	(12,119)
	US Dollars	388,625	244	(25,358)	(3,560)	(1,229)	(12,119)

Expenses		135,095	264	(5,631)	(8,454)	10,404	2,348
	US Dollars	135,095	264	(5,631)	(8,454)	10,404	2,348
As at March 31, 2023		19,768,872	351,998	(1,140,831)	(579,272)	104,828	(91,560)

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

			12/31/2022		03/31/2022
			Fair Value		Gain / (Losses)
Exposure	Risk	Notional	Assets	Liabilities	Finance Result	Operational Result	Equity

Cost		19,853,289	271,806	(719,460)	(564,476)	339,502	(1,329,314)
	Commodities	4,809,884	100,774	(376,141)	(25,586)	291,817	331,487
	US Dollars	14,874,705	157,731	(342,866)	(536,355)	39,007	(1,730,526)
	Euros	32,198	1,916	(3)	(350)	274	(1,740)
	Mexican Pesos	136,502	11,385	(450)	(2,185)	8,404	71,465

Fixed Assets		226,810	1,534	(5,392)	(33,373)	8,989	10,748
	US Dollars	226,810	1,534	(5,392)	(33,373)	8,989	10,748

Expenses		204,907	492	(4,572)	(34,411)	7,244	199,874
	US Dollars	204,907	492	(4,572)	(34,411)	7,244	199,874
Total		20,285,006	273,832	(729,424)	(632,260)	355,735	(1,118,692)

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

I.        Market risk

a.1) Foreign currency risk

The Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expenses or income where these are denominated in a currency other than the functional currency of the subsidiary. The main derivative financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards and full deliverable forwards.

a.2) Commodity Risk

A significant portion of the Company’s inputs is made up of commodities, which have historically experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative financial instruments to minimize its exposure to volatility in the commodity prices of aluminum, sugar, wheat, corn and paraxylene. These derivative financial instruments have been designated as cash flow hedges.

a.3) Interest rate risk

The Company applies a dynamic interest rate hedging approach, whereby the target mix between fixed- and floating-rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, considering market conditions, as well as the Company’s overall business strategy, which is reviewed periodically.

The table below demonstrates the Company’s and its subsidiaries exposure related to debts. As at March 31, 2023, the Company and its subsidiaries does not hold hedge positions to the exposure described below:

	03/31/2023
	Risk
	Interest rate	Amount in Brazilian Real
Brazilian Reais	8.9%	2,625,309
Working capital in Argentinean Peso	75.9%	157,093
Other	10.7%	424,244
US Dollars	14.0%	4,433
Canadian Dollars	5.3%	516,320
Pre-fixed interest rate		3,727,399

Brazilian Reais	8.4%	219,045
Post fixed interest rate		219,045

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

	12/31/2022
	Risk
	Interest rate	Amount in Brazilian Real
Brazilian Reais	8.5%	2,602,063
Working capital in Argentinean Peso	73.5%	74,343
Other	10.4%	421,289
US Dollars	14.0%	6,193
Canadian Dollars	5.3%	511,018
Pre-fixed interest rate		3,614,906

Brazilian Reais	8.5%	230,143
Post fixed interest rate		230,143

Sensitivity analysis

The Company substantially mitigates the risks arising from non-derivative financial assets and liabilities through the use of derivative financial instruments. In this context, the Company has identified the main risk factors that could generate losses from these derivative financial instruments, and has developed a sensitivity analysis based on three scenarios which may impact the Company’s future results and/or cash flow, as described below:

1 – Probable scenario: Management’s expectations regarding the deterioration of each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses the parametric Value at Risk (“VaR”), a statistical measure developed based on estimates of standard deviation and correlation between the returns of several risk factors. This model provides the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and a horizon of 21 days after March 31, 2023 for the calculation, which are presented in the model.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor compared to the level observed as at March 31, 2023.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor compared to the level observed as at March 31, 2023.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Transaction	Risk	Fair Value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Decrease in commodities price	(82,263)	(267,183)	(1,349,179)	(2,616,095)
Input purchases		82,263	267,183	1,349,179	2,616,095
Foreign exchange hedge	Foreign currency decrease	(676,089)	(923,567)	(4,220,461)	(7,764,834)
Input purchases		676,089	923,567	4,220,461	7,764,834
Cost effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	(25,114)	(30,280)	(122,270)	(219,427)
Capex Purchases		25,114	30,280	122,270	219,427
Fixed asset effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	(5,367)	(6,572)	(39,141)	(72,915)
Expenses		5,367	6,572	39,141	72,915
Expense effects		-	-	-	-
		-	-	-	-

As at March 31, 2023 the Notional and Fair Value amounts per instrument and maturity were as follows:

		Notional Value
Exposure	Risk	2023	2024	2025	2026	>2026	Total

Cost		17,557,723	1,687,429	-	-	-	19,245,152
	Commodities	4,086,429	981,234	-	-	-	5,067,663
	US Dollars	13,356,426	641,721	-	-	-	13,998,147
	Euros	24,000	5,471	-	-	-	29,471
	Mexican Pesos	90,868	59,003	-	-	-	149,871

Fixed assets		290,924	97,701	-	-	-	388,625
	US Dollars	290,924	97,701	-	-	-	388,625

Expenses		108,027	27,068	-	-	-	135,095
	US Dollars	108,027	27,068	-	-	-	135,095
		17,956,674	1,812,198	-	-	-	19,768,872

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

		Fair Value
Exposure	Risk	2023	2024	2025	2026	>2026	Total

Costs		(754,769)	(3,583)	-	-	-	(758,352)
	Commodities	(82,684)	421	-	-	-	(82,263)
	US Dollars	(685,259)	(6,927)	-	-	-	(692,186)
	Euros	1,969	106	-	-	-	2,075
	Mexican Pesos	11,205	2,817	-	-	-	14,022

Fixed assets		(23,032)	(2,082)	-	-	-	(25,114)
	US Dollars	(23,032)	(2,082)	-	-	-	(25,114)

Expenses		(4,792)	(575)	-	-	-	(5,367)
	US Dollars	(4,792)	(575)	-	-	-	(5,367)
		(782,593)	(6,240)	-	-	-	(788,833)

II.    Credit Risk

Concentration of trade receivables credit risk

A substantial portion of the Company’s sales is made to distributors, supermarkets and retailers, through a broad distribution network. Credit risk is reduced due to the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not incurred significant losses on receivables from customers.

Concentration of counterparty credit risk

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration the credit limits and credit analysis of financial institutions, avoiding credit concentration, i.e. the credit risk is monitored and minimized by restricting negotiations to a select group of highly rated counterparties.

The selection process for financial institutions authorized to operate as counterparties of the Company is set forth in the Credit Risk Policy, which also establishes exposure limits for each counterparty based on each counterparty’s risk rating and capitalization.

Any deposits or cash available must be kept in accounts with top-tier banks, or banks with a high credit rating in the respective country. Any position of a short-term nature (less than six months) should be considered as a deposit or cash.

Counterparty risk must be managed by the Company globally, with product limits established by the treasury area, considering: (i) the counterparty’s credit rating; (ii) the transaction term; (iii) the amount; and (iv) the split between assets and liabilities, in the absence of a clearing clause in derivative contracts.

The counterparty risk is reassessed.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

The carrying amounts of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment and represent the maximum exposure to credit risk as at March 31, 2023. As at March 31, 2023, there was no concentration of credit risk in any counterparties in excess of the limits established by the Company’s risk policy.

III.    Liquidity Risk

Historically, the Company’s primary sources of cash flow have been cash flow from operating activities, the issuance of debt, bank borrowings and equity securities. Ambev’s material cash requirements have included the following:

•	Debt servicing;
•	Capital expenditure;
•	Investments in companies;
•	Increases in the ownership of Ambev’s subsidiaries or companies in which it holds equity investments;
•	Share buyback programs; and
•	Payments of dividends and interest on shareholders’ equity.

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with derivatives and access to loan facilities, are sufficient to finance capital expenditure, financial liabilities and dividend payments in the future.

							03/31/2023
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	32,989,183	34,476,586	31,025,642	498,677	634,455	788,639	1,529,173
Secured bank loans	157,087	208,732	57,155	25,670	25,181	50,363	50,363
Other unsecured loans	470,156	764,760	163,154	169,755	160,380	140,523	130,948
Lease liabilities	3,162,108	3,774,614	1,159,154	971,309	649,943	713,116	281,092
	36,778,534	39,224,692	32,405,105	1,665,411	1,469,959	1,692,641	1,991,576

							12/31/2022
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	39,354,388	40,656,296	36,818,534	86,759	1,275,053	1,008,364	1,467,586
Secured bank loans	180,776	245,638	68,163	26,385	25,182	50,363	75,545
Other unsecured loans	472,540	759,078	169,854	156,686	151,624	165,410	115,504
Lease liabilities	3,117,390	3,657,425	962,898	1,008,416	620,955	696,911	368,245
	43,125,094	45,318,437	38,019,449	1,278,246	2,072,814	1,921,048	2,026,880

(i) Mainly includes amounts related to suppliers, taxes, fees and contributions payable, dividends and interest on equity payable, salaries and charges, put options related to our participation in subsidiaries and other liabilities, except for related parties, with payment term of less than one year.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Equity price risk

Through the equity swap transactions approved on May 13, 2020 and December 9, 2020 by the Board of Directors of Ambev (see Note 1 - Corporate information), the Company, or its subsidiaries, will receive price variations related to its shares traded on the stock exchange, or on its ADRs, thus neutralizing the possible effects of the stock price fluctuations on the share-based payments made by the Company. As these derivative instruments are not eligible for hedge accounting, they were not therefore allocated to any hedging arrangements.

On March 31, 2023 and December 31, 2022, the Company did not have equity swap positions.

IV.    Capital management

The Company is continuously optimizing its capital structure in order to maximize shareholder value while maintaining the desired financial flexibility to execute its strategic projects. Besides the statutory minimum equity funding requirements applicable to the Company’s subsidiaries in different countries, the Company is not subject to any externally imposed capital requirements. When analyzing the capital structure, the Company uses the same debt ratings and capital classifications applied to the interim financial statements.

Financial instruments

(a) Financial instrument categories

The financial instruments held by the Company are managed through operational strategies and internal controls to assure liquidity, profitability, and transaction security. Transactions involving financial instruments are regularly reviewed to assess the effectiveness of the risk exposure that management intends to cover (foreign exchange, and interest rate, among others).

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

The table below shows all the financial instruments recognized in the financial statements, segregated by category:

	03/31/2023
	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents less bank overdrafts	12,056,993	-	12,056,993
Trade receivables excluding prepaid expenses	7,338,389	-	7,338,389
Investment securities	250,633	365,284	615,917
Derivatives hedges	-	351,998	351,998
Total	19,646,015	717,282	20,363,297

Financial liabilities
Trade payables	22,102,125	-	22,102,125
Put options granted on subsidiaries	-	3,001,776	3,001,776
Derivatives hedges	-	1,140,831	1,140,831
Interest-bearing loans and borrowing	3,789,351	-	3,789,351
Other liabilities	1,872,535	324,019	2,196,554
Total	27,764,011	4,466,626	32,230,637

	12/31/2022
	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents less bank overdrafts	14,852,092	-	14,852,092
Trade receivables excluding prepaid expenses	7,791,362	-	7,791,362
Investment securities	219,055	454,497	673,552
Derivatives hedges	-	273,832	273,832
Total	22,862,509	728,329	23,590,838

Financial liabilities
Trade payables	24,837,956	-	24,837,956
Put options granted on subsidiaries	-	3,060,276	3,060,276
Derivatives hedges	-	729,424	729,424
Interest-bearing loans and borrowing	3,770,706	-	3,770,706
Other liabilities	2,015,631	333,673	2,349,304
Total	30,624,293	4,123,373	34,747,666

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 defines the fair value as the price that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Also pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1 – quoted prices (unadjusted) in active markets available to the entity for identical assets or liabilities as at the valuation date;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs which are not observable for the asset or liability.

	03/31/2023				12/31/2022

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Investment securities	365,284	-	-	365,284	454,497	-	-	454,497
Derivatives – operational hedge	95,856	256,142	-	351,998	57,038	216,794	-	273,832
	461,140	256,142	-	717,282	511,535	216,794	-	728,329
Financial liabilities
Put options granted on subsidiaries	-	-	3,001,776	3,001,776	-	-	3,060,276	3,060,276
Other liabilities	-	-	324,019	324,019	-	-	333,673	333,673
Derivatives – operational hedge	55,263	1,085,568	-	1,140,831	76,073	653,351	-	729,424
	55,263	1,085,568	3,325,795	4,466,626	76,073	653,351	3,393,949	4,123,373

Reconciliation of changes in the assets categorized at Level 3

Financial liabilities at December 31, 2022	3,393,949
Acquisition of investments	(573)
Level reclassification	(4,700)
Total gains and losses during the period	(62,881)
Losses/(gains) recognized in net income	9,117
Losses/(gains) recognized in equity	(71,998)
Financial liabilities at March 31, 2023	3,325,795

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowing, trade payables excluding tax payables, are recorded at amortized cost based on the effective rate method, plus indexation and foreign exchange gains/losses, based on the closing indices for each exercise.

The financial instruments recorded at amortized cost are similar to the fair value and are not sufficiently material to require disclosure.

(d) Fair value of liabilities measured through profit or loss

As part of the negotiations regarding the acquisition of the shares of Tenedora, the Company signed the second amendment to the Shareholders’ Agreement extending the partnership between the Company and ELJ. ELJ is currently the owner of 15% of the shares of Tenedora, and its put options are now divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable from 2026. The Company, on the other hand, has a call option over the Tranche A shares, exercisable from 2021, and Tranche B shares, exercisable from 2029, whereas until March 31, 2023, no options were exercised. On March 31, 2023, the sum of the two ELJ tranches is R$2,999,892 (R$3,053,693 on December 31, 2022).

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

The fair value of Tranche A is calculated considering the interest under the contract, plus foreign exchange variations, less the dividends paid between the date of signature of the amendment and the exercise of the option.

The fair value of Tranche B is calculated based on the EBITDA multiple defined in the contract, less the net debt, brought to its present value, calculated using standard valuation techniques (the present value of the principal amount and future interest, discounted by the local currency’s weighted average cost of capital rate as at the date of the calculation). The criteria used are based on market information from reliable sources and are categorized as “Level 3”.

Calculation of the fair value of derivatives

The Company measures derivative financial instruments by calculating their fair value, using market curves that impact the value of the instrument as at the computation date. In the case of swaps, the asset and the liability positions are estimated independently and brought to their fair value, equivalent to the difference between the results of the asset and liability amounts, which generates the swap’s market value. For traded derivative financial instruments, the fair value is calculated based on the exchange-listed price.

Margins pledged as guarantees

In order to comply with the guarantee requirements regarding derivative exchanges and/or counterparties to certain operations with derivative financial instruments, as at March 31, 2023 the Company held R$199,295 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$376,850 as at December 31, 2022).

Offsetting of financial assets and liabilities

For financial assets and liabilities subject to settlement agreements on a net basis or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties opt for this. In the absence of such a decision, the assets and liabilities will be settled at their gross amounts, but each party shall have the option to settle on a net basis, in case of a default by the counterparty.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Risks of climate change and the sustainability strategy

Considering the nature of the Company’s operations, there is an inherent exposure to certain risks related to climate change, and relevant ESG (Environmental, Social and Governance) aspects.

There was no significant change in the main risks considered by Management related to those stated in the annual financial statements as of December 31, 2022.

24.	COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS

	03/31/2023	12/31/2022

Collateral given for the Company’s own liabilities	774,729	764,473
Other commitments	1,241,066	1,368,092
	2,015,795	2,132,565

Commitments to suppliers	48,644,786	50,365,256
	48,644,786	50,365,256

The collateral provided for liabilities totaled approximately R$2,015,795 as at March 31, 2023 (R$2,132,565 as at December 31, 2022), including R$754,715 (R$743,951 as at December 31, 2022) of cash guarantees. The deposits in cash used as guarantees are presented as part of other assets. To provide the guarantees required for derivatives exchanges and/or counterparties contracted in certain derivative financial instrument transactions, as at March 31, 2023, Ambev maintained R$199,295 (R$376,850 as at December 31, 2022) in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (Note 23 – Financial instruments and risks).

Most of the balance relates to commitments to suppliers of packaging. These commitments have as its main goal provide strategic supplies long term security to the Company, besides providing greater security to vendors in long term investments.

Future contractual commitments as at March 31, 2023 and December 31, 2022 are as follows:

	03/31/2023	12/31/2022

Less than 1 year	12,790,322	12,490,958
Between 1 and 2 years	10,317,491	10,315,253
More than 2 years	25,536,973	27,559,045
	48,644,786	50,365,256

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

25.	CONTINGENCIES

The Company and its subsidiaries have contingent liabilities related to lawsuits arising in the normal course of its business. Due to their nature, such legal proceedings involve certain uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and therefore the Management cannot estimate the likely timing of the resolution of these matters at this stage.

Contingent liabilities with a probable outcome are fully recorded as liabilities (Note 14 – Provisions).

The Company and its subsidiaries have administrative and judicial discussions with tax authorities in Brazil related to certain tax treatments adopted when calculating the income tax and social contribution, for which, based on Management’s current evaluation, is probable that the tax authorities will accept the uncertain tax treatment, in accordance with IFRIC 23. The Company also is part at administrative and judicial lawsuits related to other taxes of tributary nature, which involve risk of a possible loss, as assessment carried out by Management.

To these uncertain tax treatments and possible contingencies there are no provisions recorded, due to the assessment carried out by Management, with the following composition and estimates:

	03/31/2023	12/31/2022

Income tax and social contribution	60,792,901	60,453,543
Value-added and excise taxes	26,379,564	25,904,633
PIS and COFINS	3,141,723	3,293,478
Others	2,122,485	1,909,071
	92,436,673	91,560,725

The Company and its subsidiaries have guarantee-insurance policies and letters of guarantee for some legal actions, presented as guarantee for civil, labor and tax executions or to enable resources of labor nature.

Principal lawsuits with a likelihood of possible loss that changed during the period

In the period ended March 31, 2023 the main movements in lawsuits with possible loss are detailed below by the Company.

In March 2023, the STF, when ruling on case 736 (RE 796,939), confirmed its understanding that imposing a separate fine for failure to ratify tax offsets is unconstitutional. In view of the judgment, the Company reassessed, together with its internal lawyers and external advisors, the prognosis of the discussion and reclassified the risk of loss from possible to remote. Ambev estimates that the amount involved in the lawsuits related to this matter, as of March 31, 2023 is R$1.6 billion (R$1.7 billion as of December 31, 2022).

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Uncertainty over IRPJ and CSLL treatment

Since 2005 the Company and some of its subsidiaries have been receiving tax assessments from the Brazilian Internal Revenue Service regarding the taxation of profits earned by subsidiaries domiciled abroad. Because it believes that these charges are illegitimate, the Company is challenging these assessments in the administrative and judicial courts.

The lawsuits in progress in the administrative sphere have partially favorable decisions, still subject to reexamination by the administrative court. In turn, in the lawsuits underway at the judicial level, the Company has a favorable preliminary decision in order to suspend the enforceability of the tax credit, and decisions in favor, subject to reexamination by the higher court.

In March 2023, the Administrative Council of Tax Appeals ("CARF") handed down decisions favorable and partially favorable to the Company in three lawsuits, amounting to approximately R$0.9 billion. The decisions handed down canceled part of the assessments, in the amount of approximately R$0.7 billion, recognizing as partially correct the calculations made by the Company regarding the taxable income in Brazil of companies domiciled abroad, as well as the impossibility for the Brazilian tax authorities to disregard the amortization of the goodwill carried out by the subsidiary abroad. The Company is awaiting notification of these decisions to analyze their contents and possible appeals and reassessment of the probability of loss.

The updated value of the referred uncertain tax treatment, according to ICPC 22/IFRIC 23, already assessed, is approximately R$7.4 billion on March 31, 2023 (R$7.3 billion on December 31, 2022), and there was no provision in the period due to its loss classification, except for R$58 million (R$58 million on December 31, 2022).

PIS and COFINS

PIS/COFINS over bonus products

Since 2015, Ambev has been assessed by the Brazilian Federal Revenue Service for the collection of amounts allegedly due as PIS and COFINS on bonuses granted to its customers. The Company is challenging these assessments in the administrative and judicial courts because it believes that such collection is illegitimate.

In March 2023, the CARF handed down decisions favorable to the Company in two lawsuits, in the amount of approximately R$1.1 billion, recognizing as correct the tax treatment given by the Company to the bonuses granted. The Company waits to be notified of these decisions in order to assess, together with its external advisors, the filing of any appeals, as well as to eventually reassess the probability of losing the dispute.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Ambev estimates that the amount involved in the lawsuits as of March 31, 2023, classified as possible loss, is approximately R$1.6 billion (R$1.6 billion as of December 31, 2022).

Contingent assets

PIS and COFINS Recovery - exclusion of ICMS (VAT) from the basis of calculation

In 2017, the Brazilian Supreme Federal Court (“STF”) decided for, in the judgment of RE No. 574,706/PR, with binding effects, the unconstitutionality of the inclusion of ICMS in the tax base of social contributions on gross revenues (“PIS and COFINS”). The decision was reaffirmed by the STF in May 2021, in the judgment of the request for clarification presented by the General Attorney's Office (PGFN), whereby the Court confirmed that the ICMS to be excluded from the PIS and COFINS tax base is that declared in the invoice. The Court also determined that the decision should apply retroactively as of March 15, 2017 (date on which the decision on RE 574,706/PR was rendered), except for taxpayers who had judicial and administrative claims filed before said date (which is the case of the Company and its subsidiaries).

The Company and its subsidiaries filed several lawsuits related to this matter, most with final and unappealable favorable decisions. As the federal tax regime applicable to the soft drinks and beer sector has changed over time, the Company and its subsidiaries are parties to lawsuits related to three different periods: (i) 1990 to 2009, (ii) 2009 to 2015 (period in which the “REFRI Taxation Model” was in force - special soft drinks and beer regime, provided for Article 58-J of Law No. 10,833, of 2003) and (iii) 2015 onwards (also known as “New Model Taxation”).

As for ICMS under the tax substitution regime, in November 2022, the Superior Court of Justice (“STJ”) began the judgment of Theme 1.125 with a favorable vote for taxpayers, therefore determining the exclusion of ICMS collected under this regime in the tax basis of social contributions on PIS and COFINS, in accordance with the tax position adopted by the Company since 2017. The case awaits judgment and it is expected to be reincluded in the Court’s agenda in 2023.

From 2018 to 2022, the Company and its subsidiaries recognized, in accordance with IAS 37, recoverable tax credits related to this matter in the total amount of R$9.4 billion, of which (i) R$0.7 billion is related to periods from 1990 to 2009, (ii) R$4 billion is related to the New Model Taxation, from 05/2015 to the date in which the Company and its subsidiaries implemented the judicial decisions authorizing the exclusion of the ICMS from the PIS and COFINS tax base in its regular transactions and which right of recovery is assured by the decision rendered by the STF in the judgment of RE 574.706/PR, and (iii) R$4.7 billion is related to periods from 2009 to 2015, during which the REFRI Taxation Model was in force.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Part of this amount has already been used to offset other tax debts according to the final and unappealable decisions rendered in certain judicial lawsuits involving the Company and its subsidiaries. The outstanding amount of recoverable tax credits remain registered in the asset account (see Note 8 – Recoverable indirect taxes).

The accounting recognition of said amounts is due to (i) the gain being virtually certain considering the decision provided by the STF in RE 574,706/PR and the specific circumstances of each case; and (ii) the fact that the amount could be estimated with sufficient reliability, by collecting the respective documents and quantifying the related amount. As to the tax credits related to the period in which the REFRI Taxation Model was in place, the amount could be estimated with sufficient reliability after several analyses made with the assistance of our external consultants were made. These analyses allowed us to (i) identify the total ICMS included per liter in the retail selling prices that were verified by the Federal Government at the time and that had an impact on the reference prices used as a base for the determination of the PIS and COFINS; and (ii) calculate the exclusion of such ICMS from the tax base of PIS and COFINS in the transactions carried out by the Company and its subsidiaries.

In addition, with respect to the transactions performed after the implementation of the individual judicial decisions authorizing the exclusion of the ICMS from the PIS and COFINS tax base, the Company and its subsidiaries had a positive impact of R$5.1 billion, net of the amounts mentioned above, which represented a reduction in the PIS and COFINS expenses.

For additional matters, the Company estimates that the contingent asset corresponds to R$0.7 billion, which will be recognized once the realization of the gain is virtually certain given the specific circumstances of the case and upon confirmation of the estimated values with sufficient reliability.

26.	RELATED PARTIES

Policy and practices regarding the realization of transactions with related parties

The Company adopts the corporate governance practices recommended and/or required by the applicable laws.

Under the Company’s by-laws, the Board of Directors is responsible for approving any transactions or agreements between the Company and/or any of its subsidiaries (except for full subsidiaries), its directors and/or shareholders (including direct or indirect shareholders of the Company). The Governance Committee of the Company is required to advise the Board of Directors on all transactions with related parties, among other subjects.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Management is prohibited from interfering in any transaction in which a conflict of interest exists, even in theory, with the Company’s interests. Management also are not permitted to interfere in decisions of any other members of management, and the Minutes of Meeting of the Board are required to document any decision to abstain from the respective deliberations.

The Company’s guidelines on related parties require it to follow reasonable or commutative terms, similar to those prevailing in the market, or under which the Company would contract similar transactions with third parties. These related parties transactions are clearly disclosed in the interim financial statements as formalized in the written contracts.

Transactions with Management members

In addition to short-term benefits (primarily salaries), Management members are entitled to participate in the Stock Option Plan and Share-Based Payments Plan (Note 22 – Share-based payments).

Total expenses related to the Company’s Management members are as follows:

	03/31/2023	03/31/2022

Short-term benefits (i)	14,665	16,086
Share-based payments (ii)	18,148	11,708
Total key management remuneration	32,813	27,794

(i) These mainly correspond to management’s salaries and profit sharing (including performance bonuses).

(ii) These correspond to compensation expenses of share options, restricted stocks and performance stocks granted to Management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the abovementioned plan (Note 22 – Share-based payments), the Company no longer has any types of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company’s shareholders:

a) Medical, dental and other benefits

Fundação Zerrenner is one of Ambev’s shareholders, and at March 31, 2023 held 10.2% of its total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retired, with health care and dental assistance, technical and higher education courses, and facilities for assisting elderly people, either directly or through financial assistance agreements with other entities. As at March 31, 2023 and December 31, 2022, actuarial obligations related to the benefits provided directly by Fundação Zerrenner were fully funded by plan assets, held for that purpose, which significantly exceeded the liabilities at these dates. Ambev recognizes the assets (prepaid expenses) of this plan to the extent of the economic benefits available to the Company, arising from reimbursements or from reductions in future contributions.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

The expenses incurred by Fundação Zerrenner with third parties for providing these benefits totaled R$81,647 (R$73,726 as at March 31, 2022), of which R$73,598 and R$8,049 were related to active employees and retirees respectively (R$64,646 and R$9,080 as at March 31, 2022 related to active employees and retirees respectively).

b) Licensing agreement

At November, 2021, Ambev and Anheuser-Busch Inc. negotiated the general guidelines towards royalties and transfer price to fixate royalties and mark-up percentages applicable to production, import, distribution and sale of (a) ABI’s finished goods and/or its respective subsidiaries by the Company and/or its respective subsidiraries (b) Company’s finished goods and/or its respective subsidiaries by ABI and/or its respective subsidiaries. All the metrics, prices and methodologies were stablished at similar market conditions, based on a study carried out by a first-class external audit company, duly approved by the Governance Committee and by the Board of Directors.

In this context, the Company and its subsidiaries have some licensing agreements with Anheuser-Busch, Inc. to produce, bottle, sell and/or distribute products of brands such as Budweiser, Stella Artois, Spaten and Corona. Likewise, the Company and its subsidiaries license to AB InBev and its subsidiaries the right to produce and/or distribute, in several countries, products of its own brands such as Brahma.

Therefore, the Company recorded R$5,776 as at March 31, 2023 (R$3,195 as at March 31, 2022) and R$185,427 (R$164,041 as at March 31, 2022) as licensing income and expenses, respectively.

Transactions with related parties

	03/31/2023
Current	Trade receivables (i)	Other trade receivables (i)	Trade payables (i)
AB Africa	993	-	-
AB InBev	158,108	-	(127,723)
AB Package	-	-	(171,716)
AB Services	46,831	-	(3,840)
AB USA	71,938	-	(246,736)
Bavaria	13,661	-	(16,818)
Cervecería Modelo	7,612	-	(390,702)
Cervecerías Peruanas	185	-	(533)
Inbev	967	24,574	(18,928)
Panama Holding	4,181	-	(447)
Other	22,399	944	(27,897)
	326,875	25,518	(1,005,340)

(i) The amount represents trading operations (purchase and sale) and reimbursements between the companies of the group.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

	12/31/2022
Current	Trade receivables (i)	Other trade receivables (i)	Trade payables (i)
AB Africa	1,584	-	-
AB InBev	142,678	-	(81,969)
AB Package	-	-	(79,325)
AB Services	23,738	-	(5,651)
AB USA	71,101	-	(237,741)
Bavaria	13,912	-	(6,931)
Cervecería Modelo	12,044	-	(345,474)
Cervecerías Peruanas	929	-	(46,421)
Inbev	1,032	23,861	(12,183)
Panama Holding	3,850	-	-
Other	19,815	947	(14,735)
	290,683	24,808	(830,430)

(i) The amount represents trading operations (purchase and sale) and reimbursements between the companies of the group.

	03/31/2023	12/31/2022
Non-current	Trade payables	Trade payables
ITW International	(317,833)	(343,556)
	(317,833)	(343,556)

The tables below represent transactions with related parties, recognized in the income statement:

	03/31/2023
Company	Sales and other	Service fees / Reimbursement of expenses and other receivables	Product purchases and other	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	-	203	(54,808)	-	(31)
AB Package	-	-	(73,600)	-	-
AB Services	16	2,709	-	-	-
AB USA	5,776	-	(207,785)	(792)	(19)
Bavaria	159,122	-	(16,018)	-	-
Cervecería Modelo	63	-	(206,886)	-	-
Cervecerías Peruanas	-	-	(70)	-	-
GCC India	-	-	-	(743)	-
Inbev	-	-	(15,158)	-	-
ITW International	-	-	-	-	16,849
Other	8,623	2,737	(7,046)	-	-
	173,600	5,649	(581,371)	(1,535)	16,799

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

	03/31/2022
Company	Sales and other	Service fees / Reimbursement of expenses and other receivables	Product purchases and other	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	-	-	(42,554)	-	-
AB Package	-	-	(86,608)	-	-
AB USA	6,453	-	(257,936)	(816)	-
Ambev Peru	331	-	-	-	-
Bavaria	50,109	-	(14,790)	-	-
Cervecería Modelo	630	-	(398,328)	-	-
Cervecerías Peruanas	-	-	(7,607)	-	-
GCC India	-	-	-	(1,990)	-
Inbev	-	-	(68,066)	-	-
ITW International	-	-	-	-	3,322
Other	16,052	3,259	(37,326)	-	-
	73,575	3,259	(913,215)	(2,806)	3,322

List of companies included in the tables above:

AB InBev Procurement GmbH (“AB Procurement”)
Ambrew S.A.R.L. (“Ambrew”)
Anheuser-Busch Inbev Africa (Pty) Ltd. (“AB Africa”)
Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Inbev Services LLC (“AB Services”)
Anheuser-Busch Inbev USA LLC (“AB USA”)
Anheuser-Busch Packaging Group Inc. (“AB Package”)
Bavaria S.A. (“Bavaria”)
Cervecería Modelo de Mexico S. de R.L. de C.V. (“Cervecería Modelo”)
Cervecería Nacional S de RL (“Panamá Holding”)
Compañia Cervecera Ambev Peru S.A.C. (“Ambev Peru”)
GCC Services India Private Ltd. (“GCC India”)
Inbev Belgium N.V. (“Inbev”)
Interbrew International B.V. (“ITW International”)
Unión de Cervecerias Peruanas Backus Y Johnston S.A.A. (“Cervecerías Peruanas”)

27.	EVENTS AFTER THE REPORTING PERIOD

In April 2023, the CARF issued unfavorable, partially favorable and favorable decisions to the Company in some administrative disputes related to tax matters.

The first three unfavorable decisions rendered, by majority vote, by the Superior Chamber of Tax Appeals ("CSRF"), in proceedings involving the discussion of disallowance of the use of income tax credits paid abroad by the Company's subsidiaries, were to reject the Special Appeal filed by Ambev. These decisions, based on procedural reasons, do not change the current classification of the cases as possible losses. The Company will discuss the matter in the Judiciary. The value of the judged lawsuits amounts to R$2.3 billion on March 31, 2023 (R$2.2 billion on December 31, 2022).

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended March 31, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

The fourth decision handed down by CSRF is related to the disallowance of goodwill amortization expenses resulting from the merger of InBev Holding Brasil, in which the decision was partially favorable to the Company. The decision granted the Special Appeal, filed by Ambev, by majority vote, to dismiss the qualified fine and dismissed, by casting vote, the isolated fine. It was also denied, by majority vote, the Special Appeal filed by the National Treasury as to the full cancellation of the release regarding the goodwill of the Public Stock Offering ("OPA"). The amount of the judged lawsuit amounts to approximately R$818 million as of March 31, 2023 (R$802 million as of December 31, 2022).

The last decision was handed down by a Regular Panel of the CARF and involved the discussion of expenses related to the results of hedging financial instruments used against risks inherent to price or rate fluctuations, as well as loans related to the Company's operational activities. The decision rendered, by unanimous vote, did not consider the Mandatory Review in light of the favorable decision rendered by the Regional Judgment Office ("DRJ"), upholding the nullity of the tax entry. The value of the lawsuit judged amounts to approximately R$5 billion on March 31, 2023 (R$4.9 billion on December 31, 2022).

Regarding the last two lawsuits mentioned above, for which the decision was favorable and whose current loss classification is possible, the Company awaits the formalization of the decisions, for analysis, together with its external advisors, of possible impacts on these classifications and other necessary measures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2023

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer